EXHIBIT 99.1

CONTENTS
MD&A	2
Caution Regarding Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	6
Financial Results Analysis	7
Consolidated Analysis	7
Segmented Analysis	11
Financial and Capital Management	17
Updates to Our Regulatory Environment	20
Assumptions and Risks that Could Affect Our Business and Results	22
Our Accounting Policies	24
Controls and Procedures	26
Non-GAAP Financial Measures	26
Consolidated Financial Statements	28
Notes to Consolidated Financial Statements	32

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred herein as Bell, and comprises our Bell Wireline, Bell Wireless and Bell Media segments. Bell Aliant means Bell Aliant Inc. and its subsidiaries.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the second quarter of 2011 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2010 dated March 10, 2011 (BCE 2010 Annual MD&A), as updated in BCE Inc.’s 2011 First Quarter MD&A dated May 11, 2011 (BCE 2011 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 3, 2011, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2010 dated March 10, 2011 (BCE 2010 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q2) and six months (YTD) ended June 30, 2011 and 2010.

Caution Regarding Forward-Looking Statements

This MD&A and, in particular, but without limitation, the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, contains forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of the business outlook of Bell’s Wireline, Wireless and Media segments, our next generation Long-Term Evolution (LTE) wireless network deployment plans and BCE’s business objectives and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at August 3, 2011 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current strategic priorities, expectations and plans, and allowing investors and others to get a better understanding of our business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on August 3, 2011. Certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this MD&A include, without limitation, those described in the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, which section is incorporated by reference in this cautionary statement. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A or in the BCE 2011 First Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2010 Annual MD&A remain substantially unchanged.
     Important risk factors including, without limitation, competitive, operational, technological, economic, financial and regulatory risks, that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this MD&A include, but are not limited to, the risks described in the sections of this MD&A entitled Updates to Our Regulatory Environment and Assumptions and Risks that Could Affect Our Business and Results, which sections are incorporated by reference in this cautionary statement. We caution readers that the risks described in the above-mentioned sections of this MD&A are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or financial performance.
     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 3, 2011. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

2  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

About Our Business

QUARTER IN REVIEW

Bell’s operating performance in the second quarter of 2011 was highlighted by double-digit revenue and EBITDA(1) growth, driven primarily by the acquisition of CTV Inc. (CTV) completed on April 1, 2011 (whose results of operation are reported in our new Bell Media segment), strong wireless postpaid subscriber growth, higher ARPU across all our consumer wireline product lines, and fewer network access service (NAS) line losses year over year. We also continued to proactively reduce wireline operating costs to offset the effects of local, long distance and data revenue declines on EBITDA and to preserve EBITDA margins. In combination, these factors contributed to substantial, ongoing free cash flow(2) and net earnings generation this quarter.
     Revenues at Bell increased 13.5% in Q2 2011. This significant year-over-year improvement was fuelled by the CTV acquisition and its contribution to our new Bell Media segment, which enjoyed strong advertising revenue results in TV, radio and digital properties, as well as subscriber revenues that reflected the impact of rate increases for certain Bell Media specialty sports services and growth from enhanced Mobile TV services that offer live and on-demand access to content. Solid wireless revenue growth of 6.1% also drove top-line improvement at Bell this quarter as a greater number of postpaid subscriber acquisitions and increased wireless data usage contributed to higher blended ARPU year over year. Bell’s revenue growth in Q2 2011 was moderated by the performance of our Bell Wireline segment, which reported a year-over-year revenue decline of 2.0%, partly as a result of moving the portal business to Bell Media as at April 1, 2011. As expected, this decrease was driven by lower legacy voice and data revenues resulting from a decline in NAS customers attributable to competitive losses and a reduction in access lines and digital circuits as customers continue to adopt wireless and IP-based technologies. Wireline product sales also decreased in the quarter, reflecting the non-recurrence of revenues from Q2 2010 related to the G8/G20 Summit and continued cautious business spending consistent with low levels of employment growth in the economy. Continued solid growth in residential Internet and TV revenues, supported by the steady expansion of our broadband Internet and Fibe TV (our Internet Protocol Television, or IPTV service) footprints, moderated the decrease in Bell Wireline revenues this quarter.
     Bell’s EBITDA increased 10.2% in Q2 2011, driven by the acquisition of CTV, as well as by improved performance at both our Bell Wireline and Bell Wireless segments. Even with greater year-over-year wireless postpaid acquisition and retention spending, Bell Wireless’ EBITDA grew 0.9% this quarter, mainly as a result of higher wireless operating revenues and tight control over selling, general and administrative costs. Bell Wireline EBITDA improved 2.5%, driven by a 4.9% reduction in operating costs that reflected decreased labour costs, lower cost of goods sold as a result of a year-over-year decline in product sales, decreased capital taxes, reduced marketing and sales expenses, as well as efficiency-related productivity improvements in both our field operations and call centres.
     At Bell Wireless, we continued to broaden our line-up of leading smartphone devices and maintained our market competitiveness with attractive promotional offers, resulting in 13.7% higher postpaid gross subscriber activations year over year. Postpaid gross activations represented approximately 72% of total gross activations in Q2 2011 versus 63% in Q2 2010. Although postpaid net activations of 94,309 were down slightly, year over year, reflecting higher customer churn as a result of heightened competitive intensity, we experienced a significant increase in smartphone mix compared to last year, which contributed to wireless data revenue growth of 34% and wireless ARPU growth of 1.7% this quarter. Consistent with aggressive acquisition offers from the new wireless entrants for lower value subscribers and our focus on postpaid customer acquisitions, we lost 57,802 net prepaid customers this quarter on 26% fewer prepaid gross activations. Accordingly, total wireless net activations decreased to 36,507 in Q2 2011 from 98,459 in Q2 2010.
     We added 6,072 net TV subscribers in Q2 2011, compared to net activations of 9,775 in Q2 2010. Although this result reflected higher customer churn in all our markets as a result of aggressive competitive pricing on service bundles and other promotional activity by the TV operators in those regions, steady market traction for our Bell Fibe TV service in Toronto and Montréal contributed significantly to TV subscriber acquisitions this quarter. Video ARPU increased 3.8% in Q2 2011, due mainly to price increases.
     We added 1,275 net high-speed Internet subscribers in Q2 2011, compared to a net customer loss of 3,899 in Q2 2010, reflecting aggressive acquisition offers from our competitors and increasing wireless substitution. This was driven largely by increased demand for our Fibe Internet service offering as consumers continue to seek products with higher broadband speeds, fewer residential and business customer deactivations year over year, and higher Internet attach rates on NAS winbacks and Fibe TV. Our residential Internet ARPU increased 3.7% this quarter, reflecting continued strong consumer demand for higher speeds of service.
     In our traditional local telephone business, NAS net losses improved 22.2% in Q2 2011 to 100,497 from 129,147 in Q2 2010. The improvement in NAS line losses this quarter can be attributed to our residential service bundling capabilities, which has been enhanced by the increasing availability of Fibe TV, competitive retention offers, and customer winbacks. Higher wholesale net additions of access line services and fewer business NAS line disconnections also contributed to the year-over-year improvement

(1)

We define EBITDA as operating revenues less operating costs, as shown in the consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. EBITDA also is used as a component in the determination of short-term incentive compensation for all management employees. EBITDA may be referred to as an additional GAAP measure because it is displayed on the face of our income statements.

(2)

Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE INC.  Q2 2011  QUARTERLY REPORT  3

Management’s Discussion and Analysis

in NAS line losses. As a result of our improved performance in both residential and business NAS, the rate of erosion in our total NAS customer base decreased to 4.8% in Q2 2011 from 6.2% in Q2 2010.
     At the recent U.S. network Fall screenings in May 2011, Bell Media secured a strong mix of returning and new programs for its conventional TV fall schedules on CTV and the newly rebranded and HD-equipped CTV Two network. The new schedules feature Canada’s most-watched returning series along with a number of new, highly-anticipated programs for the Fall. Bell Media also secured the digital rights to all of its new scripted series and a significant amount of its current lineup. With the 2010/11 TV season completed during the quarter, CTV once again won the season in total viewers and in all key advertising demographics. Based on data from BBM Canada, CTV is Canada’s most-watched network for a tenth straight year holding nine out of the top 10 programs among all viewers. CTV also ended the season as the only network to show growth in key demographics this season over last. Bell Media specialty channels continue to grow audiences, led by TSN which remains the #1 specialty channel in all key demographics. During the quarter, Bell Media also launched TSN Radio, a new all-sports station in the Toronto market.
     Capital expenditures at Bell increased 17.7% this quarter to $645 million, due to the deployment of broadband fibre to residential homes, neighbourhoods and businesses in Ontario and Québec, ongoing enhancement of Bell’s core wireline broadband network to support the commercial roll-out of our IPTV service, construction of Bell’s next generation, Fourth Generation (4G) LTE network, growing demand for wireline and wireless data capacity, increased investment in customer service to improve client care support systems and self-serve tools, and the construction of data hosting centres.
     For BCE, operating revenues grew 11.6% in Q2 2011, while EBITDA increased 7.8%, mainly as a result of the acquisition of CTV and improved year-over-year performance at Bell as described above.
     BCE’s cash flows from operating activities were $2,115 million in the first six months of 2011, compared to $2,325 million in the first half of 2010. Free cash flow available to BCE Inc.’s common shareholders decreased to $692 million in the first half of 2011 from $1,162 million in the same six-month period last year. The year-over-year decline can be attributed primarily to higher capital spending and the timing of accounts receivable cash collections, which were significantly lower compared to last year due to the Canada Post strike.
     Net earnings attributable to common shareholders for the second quarter of 2011 were $590 million, or $0.76 per share, compared to $605 million, or $0.80 per share, in the same quarter last year. The year-over-year decrease in earnings was due mainly to the recognition of CRTC tangible benefits obligation related to the CTV acquisition, partly offset by a gain on the remeasurement of our 15% equity interest held in CTV prior to our acquisition. Adjusted net earnings per share(3) (Adjusted EPS) increased to $0.86 per common share in Q2 2011 from $0.78 per common share in the previous year, primarily as a result of higher EBITDA, lower net pension finance costs, and mark-to-market gains on share-based compensation plan economic hedges in Q2 2011 resulting from the increase in BCE’s common share price since the end of the first quarter of 2011. Higher year-over-year depreciation expense, lower year-over-year tax adjustments this quarter, and increased interest expense related mainly to incremental long-term debt, related to the CTV acquisition, partly offset the improvement in Adjusted EPS in Q2 2011.
     During the quarter, we also took advantage of the attractive capital market conditions to issue $1 billion of long-term debt at an average interest rate of 4.3%, which lowered our average cost of debt, and completed the permanent debt financing in respect of the CTV acquisition, as well as all of our 2012 debt refinancing requirements. This, along with the issuance of BCE Inc. preferred shares that generated $345 million in gross proceeds subsequent to the end of the quarter, further enhances our financial flexibility while helping us to maintain a strong credit profile and healthy balance sheet. Additionally, with access to significant committed bank credit facilities totalling approximately $2 billion, our liquidity position amply supports the growth of our business and capital structure objectives.

Bell Customer Connections
	NET ACTIVATIONS				TOTAL CONNECTIONS
					JUNE 30,	JUNE 30,
	Q2 2011	Q2 2010	% CHANGE		2011	2010	% CHANGE
NAS	(100,497)	(129,147)	22.2%		6,315,965	6,632,046	(4.8%	)
Growth services portfolio:
Wireless	36,507	98,459	(62.9%	)	7,283,847	6,987,386	4.2%
Postpaid	94,309	102,754	(8.2%	)	5,716,326	5,225,196	9.4%
Prepaid	(57,802)	(4,295)	n.m.		1,567,521	1,762,190	(11.0%	)
High-speed Internet	1,275	(3,899)	n.m.		2,111,762	2,063,559	2.3%
TV	6,072	9,775	(37.9%	)	2,033,833	1,978,541	2.8%
Total growth services	43,854	104,335	(58.0%	)	11,429,442	11,029,486	3.6%

n.m.: not meaningful

(3)

Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

4  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Common share dividend increase

On May 11, 2011, BCE Inc.’s Board of Directors approved a 5% increase in the annual common share dividend to $2.07 per share, effective with BCE’s Q2 2011 dividend payable on July 15, 2011 to shareholders of record at the close of business on June 15, 2011. This dividend announcement was BCE’s second increase to the annual common share dividend this year and the sixth such increase, representing a 42% appreciation, since the fourth quarter of 2008.

New $1 billion public debt offering

On May 19, 2011, Bell Canada completed its public offering of $1 billion principal amount of Medium Term Debentures (Series M-23 and Series M-24 Debentures). The $500 million Series M-23 Debentures, which are dated May 19, 2011, will mature on May 19, 2016 and carry an annual interest rate coupon of 3.65%. The $500 million Series M-24 Debentures, which are dated May 19, 2011, will mature on May 19, 2021 and carry an annual interest rate coupon of 4.95%. The Series M-23 and Series M-24 Debentures are fully and unconditionally guaranteed by BCE Inc. The net proceeds of this offering will be used for general corporate purposes, including refinancing existing debt.
     This issuance completes the permanent debt financing in respect of the CTV acquisition, as well as all of our 2012 debt refinancing requirements. Together with the $1 billion Series M-22 Debentures issued in March, this resulted in an average annual interest rate coupon on debt for the CTV acquisition of 4.35% with an average term of 7.25 years.

Preferred share issuance

On July 5, 2011, BCE Inc. completed an offering for 13.8 million Cumulative Redeemable First Preferred Shares, Series AK (series AK preferred shares), at a price of $25 per share for gross proceeds of $345 million on a bought deal basis to a syndicate of underwriters. The net proceeds of this offering will be used for general corporate purposes.
     The series AK preferred shares will pay on a quarterly basis (with the first quarterly dividend to be paid September 30, 2011), for the initial fixed rate period ending December 30, 2016, as and when declared by the Board of Directors of BCE Inc., a fixed cash dividend based on an annual fixed dividend rate of 4.15%. The dividend rate will be reset on December 31, 2016 and every five years thereafter at a rate equal to the 5-year Government of Canada bond yield plus 1.88%. The series AK preferred shares will be redeemable by the issuer on December 31, 2016 and on December 31 every five years thereafter, in accordance with their terms.

LTE network launch in 2011

On May 12, 2011, Bell announced its plan to deploy a next-generation LTE wireless network in certain Canadian markets in 2011, with full national deployment contingent on the availability of new 700 MHz spectrum that is essential to interoperability and roaming with U.S. and international LTE providers. LTE technology supports peak download speeds of up to 115 megabits per second (Mbps) and upload speeds of up to 70 Mbps. This initiative is the latest technology evolution in the wireless network upgrade path made possible by the launch in 2009 of our nationwide high-speed packet access plus (HSPA+) wireless network that today covers more than 96% of the Canadian population.

HSPA+ dual-cell 4G wireless network footprint expansion

4G wireless network speeds enabled by our deployment of HSPA+ dual-cell technology, which doubles the speed of HSPA+ mobile data service from up to 21 Mbps to as high as 42 Mbps when using capable USB modem devices, was made available in 40 new regions across Canada during the quarter, including Montréal, Ottawa, Québec City and Halifax. At June 30, 2011, these peak speeds were available to more than 67% of the Canadian population.

Fibe TV footprint expands to more than 1.1 million households

We continued to expand Bell’s Fibe TV footprint in communities across Ontario and Québec. At the end of Q2 2011, Bell’s IPTV footprint encompassed more than 1.1 million households in Toronto and Montréal, up from approximately 800,000 households at the end of Q1 2011. Fibe TV service was introduced commercially in select areas of Toronto and Montréal in September 2010.

BCE INC.  Q2 2011  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Quarterly Financial Information

BCE’s 2011 second quarter interim condensed financial report was prepared in accordance with International Financial Reporting Standards (IFRS) under International Accounting Standard (IAS) 34 – Interim Financial Reporting. This is our second interim financial report prepared under IFRS and IFRS 1 – First-time Adoption of IFRS has been applied.
     The following table shows selected consolidated financial data of BCE, prepared in accordance with IFRS, for the six most recently completed quarters. Prior to the adoption of IFRS, our consolidated financial data was prepared in accordance with previous Canadian generally accepted accounting principles (previous Canadian GAAP).

	IFRS						PREVIOUS CANADIAN GAAP(1)
	2011				2010			2009
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Operating revenues	4,955	4,466	4,679	4,517	4,440	4,433	4,650	4,457
EBITDA	1,986	1,833	1,748	1,841	1,843	1,753	1,737	1,801
Depreciation	(638)	(611)	(607)	(600)	(595)	(586)	(704)	(636)
Amortization of intangible assets	(183)	(179)	(193)	(181)	(183)	(180)	(200)	(192)
Severance, acquisition and other costs	(219)	(61)	(86)	(129)	(15)	(32)
Restructuring and other							(82)	(191)
Earnings from continuing operations	683	582	344	482	630	734	377	584
Discontinued operations							(1)	–
Net earnings	683	582	344	482	630	734	376	584
Net earnings attributable to common shareholders	590	503	318	454	605	706	350	558
Net earnings per common share
Net earnings – basic	0.76	0.67	0.42	0.60	0.80	0.92	0.46	0.72
Net earnings – diluted	0.76	0.67	0.42	0.60	0.80	0.92	0.46	0.72
Included in net earnings:
Net gains on investments
Continuing operations	89	–	–	–	8	125	11	36
Discontinued operations							–	(4)
Severance, acquistion and other costs	(162)	(40)	(67)	(91)	(6)	(25)
Restructuring and other							(48)	(123)
Fair value adjustment on fund unit liability	–	–	(58)	(56)	16	147
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	–	(3)	(10)	(8)	(8)
Adjusted net earnings	663	543	446	611	595	467	387	649
Adjusted EPS	0.86	0.72	0.59	0.81	0.78	0.61	0.51	0.84
Average number of common shares outstanding – basic (millions)	776.6	752.9	754.1	756.7	759.7	765.7	767.2	767.2

(1)

Under previous Canadian GAAP, the term EBITDA was a non-GAAP financial measure. Refer to the section entitled Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable previous Canadian GAAP financial measure for 2009.

6  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q2 2011 and YTD 2011 compared with Q2 2010 and YTD 2010. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q2 2011	Q2 2010	% CHANGE		YTD 2011	YTD 2010	% CHANGE
Operating revenues	4,955	4,440	11.6%		9,421	8,873	6.2%
Operating costs	(2,969)	(2,597)	(14.3%	)	(5,602)	(5,277)	(6.2%	)
EBITDA	1,986	1,843	7.8%		3,819	3,596	6.2%
Depreciation	(638)	(595)	(7.2%	)	(1,249)	(1,181)	(5.8%	)
Amortization of intangible assets	(183)	(183)	–		(362)	(363)	0.3%
Severance, acquisition and other costs	(219)	(15)	n.m.		(280)	(47)	n.m.
Finance costs
Interest expense	(226)	(170)	(32.9%	)	(417)	(342)	(21.9%	)
Interest on employee benefit obligations	(247)	(248)	0.4%		(489)	(496)	1.4%
Interest on fund unit liability	–	(93)	n.m.		–	(185)	n.m.
Expected return on pension plan assets	259	224	15.6%		513	449	14.3%
Other income	145	39	n.m.		123	308	(60.1%	)
Earnings before income taxes	877	802	9.4%		1,658	1,739	(4.7%	)
Income taxes	(194)	(172)	(12.8%	)	(393)	(375)	(4.8%	)
Net earnings	683	630	8.4%		1,265	1,364	(7.3%	)
Net earnings attributable to:
Common shareholders	590	605	(2.5%	)	1,093	1,311	(16.6%	)
Preferred shareholders	31	27	14.8%		60	56	7.1%
Non-controlling interest	62	(2)	n.m.		112	(3)	n.m.
Net earnings	683	630	8.4%		1,265	1,364	(7.3%	)
Earnings per share (EPS)	0.76	0.80	(5.0%	)	1.43	1.72	(16.9%	)
Adjusted EPS	0.86	0.78	10.3%		1.58	1.39	13.7%
n.m.: not meaningful

Operating Revenues

Total operating revenues for BCE were $4,955 million in Q2 2011 and $9,421 million in the first half of 2011, representing increases of 11.6% and 6.2%, respectively, compared to operating revenues of $4,440 million and $8,873 million in the same periods in 2010. Higher revenues at Bell, partly offset by lower revenues at Bell Aliant, resulted in the year-over-year increase in BCE’s total operating revenues this year.
     Bell’s operating revenues increased 13.5% and 7.2% in the second quarter and first six months of 2011 to $4,362 million and $8,244 million, respectively, from $3,843 million and $7,688 million in the same periods last year, due to the acquisition of CTV and higher revenues at our Bell Wireless segment. This was partly offset by lower Bell Wireline revenues year over year, which exclude revenues from our portal business. Operating revenues for Bell in the second quarter of 2011 were comprised of service revenues of $3,997 million, representing a 15.2% increase over the second quarter of 2010, and product revenue of $365 million, representing a 1.9% decline year over year. Similarly, in the first half of 2011, Bell’s service revenues increased 8.6%, year over year, to $7,470 million, while total product revenues decreased 4.2% over the previous year to $774 million.
     Bell Wireline’s revenues decreased 2.0% in Q2 2011 and 2.4% year to date, compared with the same periods last year, due mainly to lower local and access, long distance and data equipment revenues. Growth in revenues from our video and residential Internet services moderated this decline.
     Bell Wireless segment revenues grew 6.1% in the second quarter of 2011 and 7.6% in the first six months of the year, mainly as a result of increased service revenues from a larger postpaid subscriber base, increased data usage that generated higher blended ARPU year over year, and higher product revenues generated by higher postpaid subscriber acquisition and handset upgrades.
     Bell Media’s revenue in the second quarter of 2011 was $529 million, compared with nil in the same quarter last year, due to the acquisition of CTV on April 1, 2011.
     Revenues at Bell Aliant were 1.1% lower in both the second quarter and first half of 2011, compared with the same periods one year earlier, due to the continued decline in its local voice and long distance revenues as well as to lower telecommunication equipment sales. The year-over-year decrease was offset partly by revenue growth from Internet, IP-based broadband connectivity, wireless and TV services.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

BCE INC.  Q2 2011  QUARTERLY REPORT  7

Management’s Discussion and Analysis

Operating Costs

Operating costs for BCE were $2,969 million and $5,602 million in the second quarter and first half of 2011, respectively, compared with $2,597 million and $5,277 million in the corresponding periods in 2010. The year-over-year increase was the result of higher operating costs at Bell. Bell Aliant’s operating costs this quarter and for the first six months of 2011 remained relatively stable, year over year, at $360 million and $714 million, respectively, compared with $358 million and $709 million in the same periods last year.
     Bell’s operating costs were $2,708 million in Q2 2011, up 15.6% from $2,342 million in Q2 2010. The year-over-year increase was due primarily to the acquisition of CTV. Higher operating costs at Bell Wireless also contributed to the increase at Bell this quarter, which were more than offset by reduced operating costs at our Bell Wireline segment. Similarly, in the first six months of this year, Bell’s operating costs increased 6.6% to $5,085 million from $4,772 million in 2010.
     Lower operating costs at Bell Wireline, which improved 4.9% to $1,559 million this quarter and 5.8% to $3,187 million year to date, were largely the result of decreased labour costs, reduced purchases of goods and services due mainly to lower product sales year over year, lower capital taxes, decreased marketing and sales expenses, as well as the positive impact of cost savings realized through efficiency-related productivity improvements. Vancouver Winter Olympics-related expenses incurred in Q1 2010 that did not recur this year also contributed to lower Bell Wireline operating costs in the first six months of 2011.
     Bell Wireless’ operating costs increased 9.2% and 8.4% to $816 million and $1,606 million, respectively, in the second quarter and first half of 2011. These increases were primarily the result of costs related to higher year-over-year postpaid gross subscriber acquisitions, increased spending on customer retention and upgrades, higher payments to other carriers due to increased data roaming volumes, and increased labour costs.
     Bell Media’s operating costs in the second quarter of 2011 was $406 million, compared with nil in the same quarter last year, due to the acquisition of CTV. This amount includes a $21 million charge for amortization of the fair value of certain programming rights, which resulted from the allocation of the purchase price.
     Total pension current service cost at BCE increased 24.5% to $61 million this quarter and 17.6% to $120 million year to date from $49 million and $102 million in the corresponding periods in 2010. Pension current service cost at Bell totalled $45 million in Q2 2011 and $89 million in the first half of this year, up from $35 million and $75 million in the second quarter and first six months of 2010, respectively. The year-over-year increase was attributable to the impact of a lower discount rate on employee benefit obligations under the employee benefit plans, as well as to incremental pension costs related to the acquisition of CTV. Pension current service cost at Bell Aliant also was slightly higher, increasing to $16 million this quarter and $31 million year to date from $14 million and $27 million in the same periods last year.

EBITDA

EBITDA at BCE increased 7.8% this quarter and 6.2% year to date to $1,986 million and $3,819 million, respectively, from $1,843 million and $3,596 million in the corresponding periods in 2010. The year-over-year increases were due to higher EBITDA at Bell, driven by the acquisition of CTV, as well as to solid wireless, TV and residential Internet revenue growth and ongoing rigorous management of wireline operating costs as described above. Lower EBITDA at Bell Aliant moderated the year-over-year increase in BCE’s EBITDA both this quarter and year to date. BCE’s EBITDA margin decreased, year over year, to 40.1% in Q2 2011 from 41.5% in Q2 2010, but remained unchanged year to date at 40.5%.
     Bell’s EBITDA was $1,654 million in Q2 2011 and $3,159 million year to date, up 10.2% and 8.3%, respectively, from $1,501 million and $2,916 million in the same periods last year. These increases were driven by the acquisition of CTV and by improved year-over-year performance at both our Bell Wireline and Bell Wireless segments. Bell’s EBITDA margin decreased to 37.9% in Q2 2011 from 39.1% in Q2 2010, but improved in the first half of this year to 38.3% compared to 37.9% in the same six-month period last year. The year-over-year decrease in Bell’s EBITDA margin this quarter can be attributed to relatively higher wireless operating costs and weaker year-over-year wireless service revenue growth, as well as the inclusion of relatively lower-margin media revenues in our operating results beginning this quarter as a result of the CTV acquisition.
     EBITDA at our Bell Wireline segment increased 2.5% in the second quarter and 3.2% in the first half of 2011, mainly as a result of a decline in operating costs, year over year, offset partly by lower revenues as described above.
     Even with greater year-over-year customer acquisition and retention spending, Bell Wireless’ EBITDA grew 0.9% in Q2 2011 and 6.2% year to date, mainly as a result of higher wireless operating revenues and strict control over selling, general and administrative costs.
     Bell Media’s EBITDA in the second quarter of 2011 was $123 million, compared with nil in the same quarter last year, due to the acquisition of CTV. This amount includes $21 million of costs related to the finalization of the purchase price allocation for CTV to reflect the amortization of the fair value of certain programming rights acquired.
     Bell Aliant’s EBITDA decreased 2.9% both this quarter and year-to-date, mainly reflecting lower year-over-year operating revenues.
     See Segmented Analysis for a discussion of EBITDA on a segmented basis.

8  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Depreciation and Amortization

Depreciation

Depreciation of $638 million in the second quarter of 2011 and $1,249 million on a year-to-date basis represented increases of $43 million, or 7.2%, and $68 million, or 5.8%, respectively, compared to $595 million and $1,181 million for the same periods last year due to a higher depreciable asset base in 2011 and incremental depreciation due to our acquisition of CTV on April 1, 2011.

Amortization

Amortization of $183 million in the second quarter of 2011 and $362 million on a year-to-date basis remained stable when compared to $183 million and $363 million for the same periods last year.

Severance, Acquisition and Other Costs

We recorded severance, acquisition and other costs of $219 million in the second quarter of 2011 and $280 million on a year-to-date basis. These included:

  severance charges related to voluntary and involuntary workforce reduction initiatives of $17 million in Q2 2011 and $59 million on a year-to-date basis at Bell and $1 million in Q2 2011 and $2 million on a year-to-date basis at Bell Aliant acquisition costs of $171 million in the second quarter of 2011 and $173 million on a year-to-date basis, which include $164 million relating to the CRTC tangible benefit obligation that we were ordered to pay over seven years to benefit the Canadian Broadcasting System as part of our acquisition of CTV other charges of $30 million in the second quarter of 2011 and $46 million on a year-to-date basis, which include $20 million related to the write-off of remaining payments on certain leased equipment and $10 million related to an administrative amount levied by the federal Competition Bureau pursuant to a consent agreement.

We recorded severance, acquisition and other costs of $15 million in the second quarter of 2010 and $47 million on a year-to-date basis. These included:

  severance charges related to voluntary and involuntary workforce reduction initiatives of $7 million in Q2 2010 and $18 million on a year-to-date basis at Bell and $4 million in Q2 2010 and $15 million on a year-to-date basis at Bell Aliant acquisition costs of $7 million in the second quarter of 2010 and $10 million on a year-to-date basis other credits of $3 million in the second quarter of 2010 and other charges of $4 million on a year-to-date basis, which included $3 million and $5 million, respectively, of real estate costs related to workforce reduction initiatives.

Finance Costs

Interest expense

Interest expense of $226 million in the second quarter of 2011 and $417 million on a year-to-date basis represented increases of $56 million, or 32.9%, and $75 million, or 21.9%, respectively, compared to $170 million in Q2 2010 and $342 million on a year-to-date basis in 2010. The increases resulted from higher average debt levels related to the CTV acquisition and the cessation, in 2011, of capitalization of interest expense on our spectrum licences, partly offset by lower average interest rates.

Interest on employee benefit obligations

In 2011, a lower discount rate was used to value our employee benefit obligations partially offset by higher accrued benefit obligation. Therefore, interest on employee benefit obligations of $247 million in the second quarter of 2011 and $489 million on a year-to-date basis, represented decreases of $1 million, or 0.4%, and $7 million, or 1.4%, respectively, compared to $248 million in Q2 2010 and $496 million on a year-to-date basis.

Interest on fund unit liability

Interest on the fund unit liability, which represents the third-party ownership of the units of Bell Aliant, of $93 million in the second quarter of 2010 and $185 million on a year-to-date basis represented the distributions declared and paid to third party fund unit holders.

Expected Return on Pension Plan Assets

Expected return on pension plan assets of $259 million in the second quarter of 2011 and $513 million on a year-to-date basis represented increases of $35 million and $64 million, or 15.6% and 14.3%, respectively, compared to $224 million and $449 million for the same periods last year. These increases were a result of higher assets in the Bell pension plan in 2011 due to the return on pension plan assets in 2010 and a voluntary contribution to the pension plan made in December 2010.

BCE INC.  Q2 2011  QUARTERLY REPORT  9

Management’s Discussion and Analysis

Other Income

Other income of $145 million in the second quarter of 2011 represented an increase of $106 million, compared to Other income of $39 million for the same period last year. In 2011, we recognized a gain on remeasurement of $89 million of our previously held 15% equity interest in CTV as at the acquisition date and a $31 million mark-to-market gain on economic hedges, compared to a fair value gain on our fund unit liability of $16 million in 2010.
     Other income of $123 million in the first half of 2011 represented a decrease of $185 million, compared to Other income of $308 million for the same period last year, as the remeasurement gain of $89 million was less than the gain on sale of our investment in SkyTerra Communications Inc. of $120 million and a fair value gain on our fund unit liability of $163 million in 2010.

Income Taxes

Income taxes of $194 million in the second quarter of 2011 represented an increase of $22 million, or 12.8%, compared to $172 million for the same period last year due to higher taxable earnings, lower reversals of tax liabilities related to uncertain tax positions in Q2 2011 and the effect of Bell Aliant being taxed as a corporation.
     Income taxes of $393 million in the first half of 2011 represented an increase of $18 million, or 4.8%, compared to $375 million for the same period last year. Lower reversals of tax liabilities related to uncertain tax positions in 2011 as certain audit issues were settled, higher taxable earnings and the effect of Bell Aliant being taxed as a corporation were partly offset by a lower corporate tax rate.

Net Earnings Attributable to Non-Controlling Interest

Non-controlling interest of $62 million in the second quarter of 2011 and $112 million on a year-to-date basis, represented increases of $64 million and $115 million, respectively, compared to negative non-controlling interest of $2 million and $3 million, respectively, for the same periods last year. On January 1, 2011, Bell Aliant Inc. changed its corporate form from an income fund to a corporation, thereby eliminating our fund unit liability and re-establishing non-controlling interest. Our ownership interest remained the same as trust units were exchanged for common shares on a one-for-one basis.

Net Earnings and EPS

Net earnings attributable to common shareholders for the second quarter of 2011 was $590 million, or $0.76 per common share, compared with net earnings of $605 million, or $0.80 per common share, for the same period last year. The decrease in 2011 was a result of higher severance, acquisition and other costs, interest expense and depreciation, lower tax adjustments, partly offset by higher EBITDA, lower net pension finance costs, higher gains on investments, higher mark-to-market gains on economic hedges and a lower income tax rate.
     Excluding the impact of severance, acquisition and other costs, gains on investments, the fair value adjustment to our fund unit liability and adjustments to earnings to reflect the interest on the fund unit liability as non-controlling interest, Adjusted net earnings was $663 million in the second quarter of 2011, an increase of $68 million compared to $595 million for the same period last year. As a result, Adjusted EPS increased 10.3% in Q2 2011 to $0.86 per common share from $0.78 per common share in Q2 2010.
     Net earnings attributable to common shareholders for the first half of 2011 were $1,093 million, or $1.43 per common share, compared with net earnings of $1,311 million, or $1.72 per common share, for the same period last year. The decrease in 2011 was a result of higher severance, acquisition and other costs, interest expense and depreciation, lower tax adjustments, an impairment charge on our Calgary Westwinds campus and lower net gains on investments in 2011, partly offset by higher EBITDA, lower net pension finance costs and a lower tax rate.
     Excluding the impact of severance, acquisition and other costs, gains on investments, the fair value adjustments to our fund unit liability and adjustments to earnings to reflect the interest on the fund unit liability as non-controlling interest, Adjusted net earnings was $1,206 million in the first half of 2011, an increase of $144 million compared to $1,062 million for the same period last year. As a result, Adjusted EPS increased 13.7% on a year-to-date basis to $1.58 per common share from $1.39 per common share YTD 2010.

10  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

SEGMENTED ANALYSIS

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     In the second quarter of 2011, BCE acquired the remaining 85% of CTV common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. CTV is reported as a new segment, Bell Media. As at the acquisition date, we transferred our portal assets from our wireline business to this new segment.
     In the first quarter of 2011, Bell acquired xwave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. As a result, we have restated prior period results for Bell Wireline and Bell Aliant to reflect the change of ownership in xwave between Bell and Bell Aliant. Our reportable segments and consolidated results did not change as a result of this restatement.

OPERATING REVENUES	Q2 2011	Q2 2010	% CHANGE		YTD 2011	YTD 2010	% CHANGE
Bell Wireline	2,630	2,685	(2.0%	)	5,302	5,432	(2.4%	)
Bell Wireless	1,276	1,203	6.1%		2,527	2,349	7.6%
Bell Media	529	–	n.m.		529	–	n.m.
Inter-segment eliminations	(73)	(45)	(62.2%	)	(114)	(93)	(22.6%	)
Bell	4,362	3,843	13.5%		8,244	7,688	7.2%
Bell Aliant	692	700	(1.1%	)	1,374	1,389	(1.1%	)
Inter-segment eliminations	(99)	(103)	3.9%		(197)	(204)	3.4%
Total operating revenues	4,955	4,440	11.6%		9,421	8,873	6.2%

EBITDA	Q2 2011	Q2 2010	% CHANGE		YTD 2011	YTD 2010	% CHANGE
Bell Wireline	1,071	1,045	2.5%		2,115	2,049	3.2%
Bell Wireless	460	456	0.9%		921	867	6.2%
Bell Media	123	–	n.m.		123	–	n.m.
Bell	1,654	1,501	10.2%		3,159	2,916	8.3%
Bell Aliant	332	342	(2.9%	)	660	680	(2.9%	)
Total EBITDA	1,986	1,843	7.8%		3,819	3,596	6.2%

n.m.: not meaningful

Bell Wireline Segment

Bell Wireline Revenue
BELL WIRELINE REVENUE	Q2 2011	Q2 2010	% CHANGE		YTD 2011	YTD 2010	% CHANGE
Local and access	726	758	(4.2%	)	1,455	1,520	(4.3%	)
Long distance	227	231	(1.7%	)	461	467	(1.3%	)
Data	933	963	(3.1%	)	1,888	1,978	(4.6%	)
Video	460	434	6.0%		920	862	6.7%
Equipment & other	208	220	(5.5%	)	427	447	(4.5%	)
Total external revenues	2,554	2,606	(2.0%	)	5,151	5,274	(2.3%	)
Inter-segment revenues	76	79	(3.8%	)	151	158	(4.4%	)
Total Bell Wireline revenue	2,630	2,685	(2.0%	)	5,302	5,432	(2.4%	)

Bell Wireline revenues totalled $2,630 million in the second quarter of 2011, down 2.0% from $2,685 million in the second quarter of 2010. Year-over-year revenue declines of $32 million in local and access, $4 million in long distance, $30 million in data, and $12 million in equipment and other were offset partly by a $26 million increase in video revenue.
     In the first half of 2011, Bell Wireline revenues decreased 2.4% to $5,302 million from $5,432 million in the same six-month period in 2010. Year-over-year revenue declines of $65 million in local and access, $6 million in long distance, $90 million in data, and $20 million in equipment and other were offset partly by a $58 million increase in video revenue.

Local and access

Local and access revenues declined 4.2% in the second quarter of 2011 and 4.3% in the first half of 2011 to $726 million and $1,455 million, respectively, from $758 million and $1,520 million in the same periods in 2010. The year-over-year decreases were due mainly to ongoing residential and business NAS erosion and reprice pressures, mainly within our large and mass business markets, as a result of competitive pricing offers in the marketplace. The rate of decline in local and access revenues in Q2 2011 improved as compared to previous quarters, reflecting fewer NAS net losses and the favourable impact of price increases which contributed to higher Home Phone ARPU this quarter. Revenues generated from the provision of voice network services for the recent federal election also helped to moderate the year-over-year decline in local and access revenues this quarter.

BCE INC.  Q2 2011  QUARTERLY REPORT  11

Management’s Discussion and Analysis

     Our NAS net losses in the second quarter and first six months of 2011 were 100,497 and 159,740, respectively, representing improvements of 22.2% and 30.2% over net losses of 129,147 and 228,976 in the corresponding periods last year. This result reflected fewer year-over-year residential NAS line losses, which improved 13.9% in Q2 2011 and 14.4% year to date to 83,479 and 147,766, respectively. Although residential NAS continued to be impacted by customer losses to the cable TV competitors in our incumbent areas of Ontario and Québec due to aggressive bundle pricing and promotions, as well as by the effects of wireless and Internet-based technological substitution, the improvement in NAS line losses this quarter can be attributed to our service bundling capabilities which have been enhanced by our Fibe TV service, competitive retention offers and customer winbacks. Growth in wholesale net additions via a third-party reseller of residential access line services also contributed to the year-over-year improvement in residential NAS net losses.
     Business NAS line losses improved 47% this quarter to 17,018 from 32,155 in Q2 2010, mainly as a result of growth in wholesale net additions via a third-party reseller of business access line services. The improvement also was driven by effective customer retention activities resulting in fewer business NAS line disconnections year over year, despite intensifying competition in the mass and mid-sized business market, continued soft demand for new installations due to sluggish employment rates and spending rationalization by our customers, as well as on-going conversion of voice lines to IP-based services. Year to date, business NAS line losses improved 79% to 11,974, compared to 56,366 in the first half of 2010, for primarily the same reasons as in Q2 2011.
     At June 30, 2011, our combined residential and business NAS customer base totalled 6,315,965 lines (comprised of 3,461,121 residential lines and 2,854,844 business lines), compared to 6,632,046 lines (comprised of 3,713,920 residential lines and 2,918,126 business lines) at the end of the second quarter of 2010. As a result of the reduction in combined residential and business NAS line losses year over year, the rate of erosion on our total NAS customer base decreased to 4.8% in Q2 2011 from 6.2% in Q2 2010. This was comprised of annualized rates of residential and business NAS erosion this quarter of 6.8% and 2.2%, respectively, compared to 8.1% and 3.7% in the second quarter of 2010.

Long distance

Long distance revenues were $227 million in Q2 2011 and $461 million year to date, down 1.7% and 1.3%, respectively, from $231 million and $467 million in the same periods in 2010. The rate of long distance revenue erosion in 2011 improved considerably year over year, mainly as a result of higher revenues from increased sales of global long distance minutes and the positive impact of price increases. These factors were offset by the unfavourable impact of lower minutes of use by residential and business customers resulting from NAS line losses and technology substitution to wireless calling and IP-based services, on-going toll competition, rate pressures in our business markets, as well as the continuing shift by residential customers from per-minute rate plans to unlimited or high-usage packages for a set monthly price.

Data

Data revenues totalled $933 million in Q2 2011, down 3.1% from $963 million in Q2 2010. The year-over-year decrease resulted primarily from the continued decline in legacy data revenues, and reduced equipment sales. The year-over-year decrease in legacy data revenues can be attributed to continued business customer migration to IP-based systems, competitive losses, pricing pressures in our business and wholesale market segments, and a lower volume of digital network access circuits in use by our business customers due to continued cautious spending reflecting low levels of employment growth in the economy. Additionally, the non-recurrence of revenues generated in the second quarter of 2010 from the G8/G20 Summit contributed to lower legacy data and equipment product sales this quarter. Data revenues were also adversely impacted in Q2 2011 by the reclassification of Sympatico.ca portal revenues, which now are reported in the Bell Media segment beginning in Q2 2011. Higher residential Internet service revenues, driven primarily by a larger subscriber base and a relatively higher proportion of customers subscribing to Bell Fibe Internet packages year over year, as well as increased IP broadband connectivity revenues in our Business Markets unit, moderated the decline in data revenues this quarter.
     Similarly, in the first half of 2011, data revenues were 4.6% lower year over year, decreasing to $1,888 million from $1,978 million last year. Additionally, IP broadband connectivity revenues generated in the first quarter of 2010 by our Business Markets unit directly as a result of the Vancouver Olympic Games, and decreased sales of information and communications technology (ICT) managed services to large business customers primarily in the public sector in the first quarter of this year, had an unfavourable impact on Bell’s overall data revenue growth in the first half of 2011.
     We added 1,275 net high-speed Internet subscribers in the second quarter of 2011, compared to a net customer loss of 3,899 in the same quarter last year. This brought the total number of net activations in the first half of 2011 to 14,436, up from 6,568 in the corresponding six-month period in 2010. Even with aggressive acquisition offers from our competitors and increasing wireless substitution, we achieved a small year-over-year increase in net high-speed Internet activations. This was driven largely by increased demand for our Fibe Internet service offering as the consumer market continues to seek products with higher broadband speeds, fewer residential and business customer deactivations year over year, and higher Internet attach rates on NAS winbacks and our Fibe TV service. At June 30, 2011, our total number of high-speed Internet connections was 2,111,762, representing a 2.3% increase since the end of the second quarter of 2010.

12  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

Video

Video revenues increased 6.0% in the second quarter of 2011 and 6.7% in the first half of this year to $460 million and $920 million, respectively, from $434 million and $862 million in the corresponding periods last year, as a result of higher ARPU and a larger customer base year over year. Video ARPU in Q2 2011 was up 3.8%, or $2.79, to $76.22 per month from $73.43 per month in Q2 2010. The year-over-year improvement in video ARPU was due mainly to price increases. Similarly, video ARPU in the first half of 2011 increased $2.74, or 3.8%, year over year to $75.75 per month.
     We added 6,072 net TV subscribers in Q2 2011, compared to net activations of 9,775 in Q2 2010. This brought the total number of net activations in the first half of 2011 to 13,735, down from 29,664 in the corresponding six-month period in 2010. Although our subscriber results for 2011 reflected higher customer churn in all our markets as a result of aggressive competitive pricing on service bundles and other promotional activity by the TV operators, our Bell Fibe TV service, which is currently available only in select areas of Toronto and Montréal, contributed significantly to TV subscriber acquisitions this year compared to 2010. Wholesale satellite TV net additions both this quarter and in the first half of 2011 were relatively stable year over year.
     Our video churn rate in the second quarter and first half of 2011 increased to 1.7% and 1.5%, respectively, from 1.3% and 1.2% in the same periods last year. At June 30, 2011, our video subscriber base totalled 2,033,833, representing a 2.8% increase since the end of the second quarter of 2010.

Equipment & other

Equipment and other revenues were down 5.5% this quarter and 4.5% year to date to $208 million and $427 million, respectively, from $220 million and $447 million in the same periods in 2010. The year-over-year decreases were due mainly to lower year-over-year wireline equipment sales, promotional offers at Bell TV that reduced the average retail price of our premium video set-top boxes (STBs), a higher year-over-year sales mix of video STB rentals, as well as to lower consumer electronics equipment sales at The Source.

Bell Wireline EBITDA

EBITDA for our Bell Wireline segment was $1,071 million in the second quarter of 2011, up 2.5% from $1,045 million in the second quarter of 2010. Similarly, in the first half of this year, our Bell Wireline segment reported EBITDA of $2,115 million, representing a 3.2% increase compared to $2,049 million in the first six months of 2010. These results corresponded to EBITDA margins of 40.7% this quarter and 39.9% year to date, representing improvements of 1.8 and 2.2 percentage points, respectively, over the corresponding periods last year.
     The year-over-year increases in Bell Wireline EBITDA were due primarily to reduced operating costs, which improved 4.9% this quarter and 5.8% year to date to $1,559 million and $3,187 million, respectively, from $1,640 million and $3,383 million in the same periods in 2010. The improvement was due primarily to:

  lower cost of goods sold as a result of decreased product sales year over year a decline in labour costs due to a reduced workforce and decreased use of outsourced labour lower share-based and variable management compensation expenses
  Information Technology (IT) savings from reduced contract maintenance costs, as well as lower print and mailing costs for customer billing lower U. S. dollar hedge rates in 2011 on our U.S. dollar-denominated purchases the elimination of capital taxes at the end of 2010
  other efficiency gains resulting from productivity and service improvements in both our field operations and residential services call centres.

Lower operating expenses and marketing-related costs as a result of costs incurred for our sponsorship of the Vancouver Winter Olympics in Q1 2010 also contributed to Bell Wireline’s EBITDA improvement in this year.
     Higher cost of revenue resulting from increased sales of global long distance minutes, higher fleet management costs related primarily to increased fuel costs, as well as higher pension current service costs, partly offset the year-over-year improvement in Bell Wireline operating costs.
     Additionally, lower year-over-year operating revenues as described previously moderated growth in Bell Wireline’s EBITDA both this quarter and year to date.

BCE INC.  Q2 2011  QUARTERLY REPORT  13

Management’s Discussion and Analysis

Bell Wireless Segment

Bell Wireless Revenue
BELL WIRELESS REVENUE	Q2 2011	Q2 2010	% CHANGE	YTD 2011	YTD 2010	% CHANGE
Service	1,174	1,111	5.7%	2,319	2,164	7.2%
Product	92	84	9.5%	191	170	12.4%
Total external revenues	1,266	1,195	5.9%	2,510	2,334	7.5%
Inter-segment revenues	10	8	25.0%	17	15	13.3%
Total Bell Wireless revenue	1,276	1,203	6.1%	2,527	2,349	7.6%

Bell Wireless operating revenues, comprised of network service and product revenues, increased 6.1% to $1,276 million in Q2 2011 and 7.6% to $2,527 million in the first half of 2011 from $1,203 million and $2,349 million, respectively, in the same periods last year.
     Wireless service revenue was up 5.7% this quarter and 7.2% year to date to $1,174 million and $2,319 million, respectively, from $1,111 million and $2,164 million in the same periods in 2010. The year-over-year increase was the result of postpaid subscriber base growth and increased wireless data usage, which contributed to higher blended ARPU year over year. Wireless data revenue grew 34% this quarter and 36% year to date, while wireless voice revenue decreased 1.6% and 0.3% in the second quarter and first half of 2011, respectively, compared to last year. Wireless service revenue growth was impacted this quarter by the non-recurrence of revenues generated in Q2 2010 from the G8/G20 Summit, and customer acquisition credits and loyalty discounts applied on contract renewals given the higher level of competitive intensity.
     Product revenues were 9.5% higher in the second quarter of 2011, increasing to $92 million from $84 million in the same quarter in 2010, even with lower average handset pricing driven by discounted acquisition offers in response to aggressive competition. The year-over-year increase reflected higher smartphone sales, as well as a higher number of gross postpaid subscriber activations and customer upgrades. Similarly, in the first half of 2011, wireless product revenues were $191 million, up 12.4% as compared to $170 million in the same six-month period last year.
     Blended ARPU was $52.99 per month in Q2 2011 and $52.34 per month in the first half of 2011, up 1.7% and 2.4%, respectively, compared to $52.12 per month and $51.10 per month in the corresponding periods in 2010. These year-over-year increases reflect a greater percentage of higher-value postpaid customers in our subscriber base.
     Postpaid ARPU decreased slightly, year over year, to $63.18 from $63.66 in the second quarter. However, year-to-date postpaid ARPU increased slightly to $62.85 from $62.70 in the same period last year. Lower voice ARPU, resulting mainly from competitive price pressures and lower usage, as customers increasingly substitute for data features and services, was virtually offset by higher data ARPU. Data ARPU growth reflected increased use of e-mail, wireless Internet, text messaging and other mobile applications, as well as increased adoption of data plans, driven by increased penetration of smartphones and other data devices, including turbo hubs and tablets. Additionally, higher year-over-year customer credits granted on new acquisitions and contract renewals, as well as increased prepaid customer migrations to lower-value postpaid plans, adversely impacted postpaid ARPU this quarter.
     Prepaid ARPU was $16.88 per month in Q2 2011 compared to $18.35 per month in Q2 2010. The year-over-year decrease was mainly driven by increased prepaid-to-postpaid customer migrations. Increased competitive intensity during the quarter from the newer wireless entrants at the low end of the consumer market resulted in the loss of higher ARPU prepaid customers, which also contributed to lower prepaid ARPU year over year. Similarly, year to date, prepaid ARPU decreased to $16.10 from $17.61 per month in 2010.
     Postpaid gross activations increased 13.7% this quarter and 13.5% year to date to 341,645 and 641,302, respectively, from 300,579 and 564,891 in the same periods in 2010. Postpaid gross activations represented 72% of total gross activations in Q2 2011 and 71% in the first half of this year, compared to 63% and 62% last year. The year-over-year increase in postpaid gross activations reflected our attractive promotional offers and effective sales efforts, as well as our broad handset line-up which includes the latest smartphones and other popular devices, many of which are exclusive to Bell Mobility Inc. (Bell Mobility) for a certain period of time. At June 30, 2011, smartphone subscribers represented 38% of the postpaid subscriber base as compared to 22% one year earlier.
     Prepaid gross activations decreased 26% in Q2 2011 to 133,255 from 180,060 in Q2 2010, primarily due to our emphasis on postpaid acquisitions at Bell Mobility and Virgin Mobile, as well as aggressive acquisition offers from the newer wireless entrants for lower value subscribers. Year to date, prepaid gross activations totalled 257,397, down from 344,582 in 2010.
     Notwithstanding higher postpaid gross activations year over year, total gross wireless activations decreased 1.2% in both Q2 2011 and year to date to 474,900 and 898,699, respectively, from 480,639 and 909,473 in the corresponding periods in 2010 due to lower prepaid gross activations.
     Our blended churn rate increased to 2.0% in the second quarter and first half of 2011 from 1.8% in the same periods last year as a result of higher postpaid and prepaid churn. Postpaid churn increased to 1.5% both this quarter and year to date from 1.3% last year, while prepaid churn increased to 3.7% in 2011 from 3.4% in the same respective periods last year. Higher postpaid and prepaid churn this quarter mainly reflected heightened competitive intensity, particularly at the low end of the consumer market, due in part to price competition and the increased number of unlimited usage rate plan offers.

14  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

     Total wireless net subscriber activations decreased to 36,507 and 41,799 in the second quarter and first half of 2011 from 98,459 and 154,084 in the same respective periods last year as growth in postpaid gross activations was offset by fewer prepaid gross activations and higher churn. Postpaid net activations were 94,309 this quarter and 174,957 year to date, compared to 102,754 and 183,966 in the same respective periods last year due to increased churn particularly at Solo and Virgin Mobile. Prepaid net customer losses increased year over year to 57,802 and 133,158 in the second quarter and first half of 2011, respectively, from 4,295 and 29,882 in the corresponding periods last year mainly as a result of higher churn. At June 30, 2011, we provided service to 7,283,847 wireless subscribers, representing a 4.2% increase since the end of the second quarter of 2010.

Bell Wireless EBITDA

Our Bell Wireless segment reported EBITDA of $460 million in the second quarter of 2011, compared to $456 million in Q2 2010. The 0.9% increase in Bell Wireless’ EBITDA was mainly the result of higher wireless operating revenues as described above, offset largely by higher operating costs. Bell Wireless’ EBITDA margin as a percentage of wireless service revenue was 39.2% in Q2 2011, down from 41.0% in Q2 2010. The decline in wireless EBITDA margin can be attributed to the combined impact of weaker service revenue growth this quarter compared to Q2 2010 and relatively higher spending on subscriber acquisition and customer retention. In the first half of 2011, Bell Wireless’ EBITDA increased 6.2% to $921 million from $867 million in the same six-month period last year for primarily the same reasons as in Q2 2011. This corresponded to a year-to-date EBITDA margin of 39.7% in 2011 compared to 40.1% last year.
     Bell Wireless operating costs, which increased 9.2% this quarter and 8.4% year to date to $816 million and $1,606 million, respectively, from $747 million and $1,482 million in the same periods in 2010, reflected higher year-over-year spending on customer retention and handset upgrades, increased subscriber acquisition costs resulting from a greater number of postpaid gross activations and higher per-unit handset costs to support increased smartphone loading, higher payments to other carriers due to increased data roaming volume, as well as higher labour costs related to annual wage increases for our full-time workforce and increased outsourced labour to provide customer support to a growing base of smartphone customers using more sophisticated data services and applications. These factors were partly offset by lower general and administrative costs, year over year, reflecting improved efficiency in supporting our wireless subscriber base.
     Beginning in Q1 2011, we changed our methodology for calculating wireless COA to better align with Canadian industry practices which excludes certain recurring commissions paid from the calculation of COA and, instead, considers them to be a cost of maintaining customers. Prior quarters have been restated to make year-over-year comparisons consistent.
     Wireless COA per gross activation increased 19.4% in Q2 2011 to $400 from $335 in Q2 2010. Wireless COA per gross activation increased year over year, due mainly to higher per-unit handset subsidies and sales commissions driven by a higher proportion of postpaid and smartphone customer activations this quarter, compared to the second quarter of 2010, as well as more aggressively competitive handset pricing in the market. This was moderated partly by the favourable impact of disciplined spending on advertising and lower U.S. dollar hedge rates this year on our U.S. dollar-denominated purchases of wireless devices. Year to date, wireless COA per gross activation increased 17.1% to $384 per gross activation from $328 per gross activation in the same six-month period in 2010.

Bell Media Segment

Bell Media Revenue
BELL MEDIA REVENUE	Q2 2011	YTD 2011
Total external revenues	500	500
Inter-segment revenues	29	29
Total Bell Media revenue	529	529

The Bell Media segment operating revenue in the second quarter of 2011 was $529 million, compared with nil in the same quarter last year, due to the acquisition of CTV on April 1, 2011. In the quarter, Bell Media benefitted from strong advertising sales in all media properties along with strong subscriber revenue results in TV and Digital.
     Overall advertising revenue was fuelled by robust advertiser demand, particularly in the automotive, entertainment equipment and consumer goods sectors, mainly as a result of the general improvement in the economy and the maintenance of strong audience levels across Bell Media’s conventional and specialty TV channels. CTV, Bell Media’s conventional television network, held eight of the top 10 and 15 of the top 20 programs nationally during the Spring season among all viewers, while the CTV family of websites streamed more than 109 million videos in Q2 2011 and welcomed 7.2 million unique visitors, serving up 8 million hours of video and a total of 310 million page views. Advertising revenue in the quarter also benefitted from the NHL Hockey playoffs on our sports specialty channels TSN and RDS, our Vancouver sports radio station, the federal election and our extensive coverage of the Royal Wedding.
     Subscriber revenue reflected implementation of higher rates charged to other broadcast distributors for certain Bell Media specialty sports services as well as strong specialty channel and digital results. Digital subscriber revenue was driven by the introduction, on April 1, 2011, of an enhanced Mobile TV service featuring live and on-demand access to expanded content from CTV, TSN, RDS, BNN, MTV and other top brands in Canadian news, sports and entertainment from Bell Media.

BCE INC.  Q2 2011  QUARTERLY REPORT  15

Management’s Discussion and Analysis

Bell Media EBITDA

The Bell Media segment EBITDA in the second quarter of 2011 was $123 million, compared with nil in the same quarter last year, due to the acquisition of CTV. This amount includes $21 million of amortization to reflect the fair value of certain acquired programming rights recognized as part of the purchase price allocation.
     Bell Media’s operating costs in the second quarter of 2011 were $406 million, compared with nil in the same quarter last year, due to the acquisition of CTV. Bell Media’s operating costs in Q2 reflected the impact of cost savings realized in conventional purchased TV programming, reduced marketing and selling expenses, and cost synergies achieved as a result of CTV’s integration into Bell, offset partly by the amortization of fair value adjustments on programming rights acquired in the purchase of CTV.

Bell Aliant Segment

Bell Aliant Revenue
BELL ALIANT REVENUE	Q2 2011	Q2 2010	% CHANGE		YTD 2011	YTD 2010	% CHANGE
Local and access	310	321	(3.4%	)	618	642	(3.7%	)
Long distance	91	93	(2.2%	)	181	185	(2.2%	)
Data	175	164	6.7%		347	323	7.4%
Wireless	21	20	5.0%		42	39	7.7%
Equipment & other	38	41	(7.3%	)	72	76	(5.3%	)
Total external revenues	635	639	(0.6%	)	1,260	1,265	(0.4%	)
Inter-segment revenues	57	61	(6.6%	)	114	124	(8.1%	)
Total Bell Aliant revenue	692	700	(1.1%	)	1,374	1,389	(1.1%	)

Bell Aliant revenues decreased 1.1% to $692 million in Q2 2011 and 1.1% to $1,374 million in the first half of this year from $700 million and $1,389 million in the same respective periods last year. The year-over-year decline resulted from the continued erosion of Bell Aliant’s legacy voice and data businesses, and lower telecommunication equipment revenues as a result of a sale in Q2 2010 related to the G8/G20 Summit that did not recur this year. Higher revenues from growth in Internet, wireless and TV services partly offset the year-over-year decrease in Bell Aliant’s operating revenues both this quarter and year to date.
     Local and access revenues decreased 3.4% and 3.7% in the second quarter and first half of 2011, respectively, to $310 million and $618 million from $321 million and $642 million in the same periods last year. This was due to a 5.0% decline in the NAS customer base since the end of the second quarter of 2010, reflecting competitive losses driven by aggressive pricing by competitors and an expansion in the cable competitive footprint, as well as substitution for other services including wireless and Voice over Internet Protocol (VoIP). Price increases applied on home phone calling features moderated the impact of a declining NAS customer base on revenues. At June 30, 2011, Bell Aliant had 2,710,466 NAS in service, compared to 2,854,047 NAS one year earlier.
     Long distance revenues were $91 million and $181 million, down 2.2% both this quarter and year to date, respectively, as compared with $93 million and $185 million in the corresponding periods last year. Although long distance revenues continued to decrease as a result of NAS line losses and technology substitution to wireless calling and IP-based services, and migration from legacy per-minute plans to flat rate plans, the rate of erosion improved this quarter compared to last year due to selective price increases.
     Data revenues increased 6.7% and 7.4% in Q2 2011 and year to date to $175 million and $347 million, respectively, from $164 million and $323 million in the same periods in 2010. The year-over-year improvement can be attributed largely to higher Internet revenues, resulting from a 3.3% increase in the number of high-speed subscribers and a 5.2% improvement in residential ARPU from growth in value-added services and price increases. Higher TV service revenues from a growing subscriber base also contributed to higher year-over-year data revenues at Bell Aliant. At June 30, 2011, Bell Aliant had 855,063 high-speed Internet subscribers compared to 827,591 subscribers one year earlier.
     Wireless revenues grew 5.0% in the second quarter of 2011 to $21 million from $20 million in the second quarter of 2010, and 7.7% in the first half of 2011 to $42 million from $39 million in the same six-month period last year. The year-over-year increases were due to subscriber growth. At June 30, 2011, Bell Aliant had 138,425 wireless customers, representing a 10.2% increase since the end of Q2 2010.
     Equipment and other revenues decreased 7.3% and 5.3% in the second quarter and first half of 2011, respectively, to $38 million and $72 million from $41 million and $76 million in the same periods last year. The decline was largely driven by a telecommunication equipment sale in Q2 2010 related to the G8/G20 Summit that did not recur this year.

Bell Aliant EBITDA

EBITDA at Bell Aliant decreased 2.9% to $332 million in the second quarter of 2011 from $342 million in the second quarter of 2010. Similarly, Bell Aliant’s EBITDA in the first six months of this year was down 2.9% to $660 million compared with $680 million in the same period in 2010. The declines were mainly driven by lower operating revenues as described previously, while operating costs remained relatively stable year over year.

16  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

     Bell Aliant’s operating costs were $360 million this quarter and $714 million year to date, a slight increase from $358 million and $709 million in the corresponding periods in 2010. The year-over-year increase this quarter was due to higher marketing and sales expenses attributable to growth in FibreOP subscribers and increased advertising, higher TV content costs and increased pension current service cost. Productivity initiatives to contain discretionary spending and other operating costs along with lower purchases of goods and services, as a result of the equipment sale in Q2 2010 described previously, effectively offset the year-over-year increase in Bell Aliant’s operating costs.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	JUNE 30,	DECEMBER 31,
	2011	2010
Debt due within one year(1)	2,239	2,570
Long-term debt	12,699	10,581
Preferred shares(2)	1,385	1,385
Cash and cash equivalents	(276)	(771)
Net debt	16,047	13,765
(1)	Includes bank advances and notes payable and sale of trade receivables
(2)	Assumes 50% debt weighting on $2,770 million of outstanding preferred shares consistent with the treatment by certain credit agencies

Net debt increased $2,282 million to $16,047 million in the first six months of 2011 due to an increase in long-term debt and a decrease in cash and cash equivalents partly offset by a decrease in notes payable and bank advances.
     The increase in long-term debt is due to:

  issuance of three series of medium term debentures at Bell Canada with a total principal amount of $2 billion acquisition of CTV’s debt of approximately $1.8 billion.

These increases were partly offset by a $1.5 billion repayment of CTV acquired debt, of which $1.3 billion was paid in cash and $167 million was paid through the issuance of BCE Inc. common shares.
     The decrease in cash and cash equivalents is due to cash dividends paid on common and preferred shares of $771 million, cash used for the acquisition of CTV of $680 million, and cash dividends/distributions paid by subsidiaries to non-controlling interest of $168 million, partly offset by free cash flow of $692 million, issue of equity securities to non-controlling interest of $288 million and issue of common shares of $100 million.
     The increase in net debt was partly offset by the decrease in bank advances and notes payable due to the repayment on sale of trade receivables of $350 million.

OUTSTANDING SHARE DATA

	JUNE 30,	DECEMBER 31,
(in millions)	2011	2010
Common shares	777.5	752.3
Stock options	5.8	8.5

We had 777.5 million common shares outstanding at June 30, 2011, an increase of 25.2 million from December 31, 2010, resulting from the issuance of 21.7 million shares to Woodbridge Ltd. as part of the acquisition of CTV on April 1, 2011 and stock options that were exercised in the first six months of 2011.
     The number of stock options outstanding at June 30, 2011 was 5.8 million, a decrease of 2.7 million from December 31, 2010. The weighted average exercise price of the stock options outstanding at June 30, 2011 was $33. Of the total outstanding stock options at June 30, 2011, 3.4 million were exercisable at a weighted average exercise price of $31. In the first six months of 2011:

  2.4 million options were granted

  3.5 million previously granted options were exercised
  1.6 million previously granted options expired or were forfeited.

BCE INC.  Q2 2011  QUARTERLY REPORT  17

Management’s Discussion and Analysis

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	YTD 2011	YTD 2010
Cash flows from operating activities	2,115	2,325
Bell Aliant dividends/distributions paid to BCE	118	145
Capital expenditures	(1,434)	(1,207)
Cash dividends paid on preferred shares	(56)	(55)
Cash dividends paid by subsidiaries to non-controlling interest	(168)	–
Acquisition costs paid	35	6
Bell Aliant free cash flow	82	(52)
Free cash flow	692	1,162
Bell Aliant free cash flow, excluding dividends/distributions paid	(200)	(93)
Business acquisitions	(680)	13
Acquisition costs paid	(35)	(6)
Business dispositions	2	8
Increase in investments	(4)	(33)
Decrease in investments	48	133
Other investing activities	3	6
Net issuance (repayment) of debt instruments	358	(132)
Reduction in trade receivables securitization program	(350)	(19)
Issue of common shares	100	13
Repurchase of common shares	–	(250)
Issue of equity securities by subsidiaries to non-controlling interest	288	–
Cash dividends paid on common shares	(715)	(643)
Other financing activities	(2)	79
Net (decrease) increase in cash and cash equivalents	(495)	238

Cash Flows from Operating Activities

Cash flows from operating activities were $2,115 million in the first six months of 2011, a decrease of $210 million, or 9.0%, compared to $2,325 million in the same period in 2010. The decrease was due to:

  an increase of $163 million in severance and other costs paid mainly due to rebates paid to residential home phone customers further to our commitment under the CRTC deferral account mechanism an increase of $143 million in pension contributions due to a $200 million lump sum pension contribution at Bell Aliant a reduction in working capital primarily due to timing of net cash collections and payments resulting from the postal strike of approximately $200 million.

This decrease was partly offset by an increase in EBITDA, exclusive of pension current service costs of $241 million, and a decrease in interest paid of $172 million due to the payment of distributions to fund unit holders in 2010.

Free Cash Flow

Free cash flow in the first six months of 2011 was $692 million, a decrease of $470 million, compared to free cash flow of $1,162 million in the same period in 2010. The decrease was due to higher capital expenditures of $227 million, lower cash flows from operating activities of $210 million and payment of cash dividends by subsidiaries to non-controlling interest of $168 million, partly offset by an increase in the adjustment for Bell Aliant free cash flow of $134 million.

Capital Expenditures

Capital expenditures for BCE were $800 million in Q2 2011 and $1,434 million in the first half of 2011, up from $672 million and $1,207 million in the same periods last year, reflecting higher spending at both Bell and Bell Aliant. As a percentage of revenues, capital expenditures for BCE increased to 16.1% this quarter from 15.1% in Q2 2010, and to 15.2% in the first half of 2011 from 13.6% in the same period last year.
     At Bell, capital expenditures increased 17.7% and 17.3% in the second quarter and first half of 2011, respectively, to $645 million and $1,160 million from $548 million and $989 million in the corresponding periods last year. This represented capital intensity ratios of 14.8% in Q2 2011 and 14.1% year to date, compared with 14.3% and 12.9% in the second quarter and first six months of 2010. The year-over-year increase was due mainly to:

  the deployment of broadband fibre to residential homes, neighbourhoods, new condominiums and other multiple-dwelling units (MDUs) and businesses in Ontario and Québec ongoing grooming of Bell’s core wireline broadband network to support the commercial roll-out of our IPTV service construction of Bell’s next generation, 4G LTE network

18  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

  network capacity growth to accommodate increasing wireline and wireless data consumption increased investment in customer service to improve client care support systems and self-serve tools spending associated with the construction of data hosting centres in Ontario and to support the execution of customer contracts in our Business Markets unit.

Additionally, Bell’s capital expenditures this quarter were higher, year over year, as a result of the acquisition of CTV where capital investment was focused on various projects, including the Digital TV transition, which is on track for the analog-to-digital shift in the CRTC-mandated markets by August 31, 2011, as well as upgrades to broadcast studios and production equipment.
     Consistent with its strategic priority to grow broadband, Bell Aliant’s capital expenditures increased 25%, year over year, in Q2 2011 to $155 million from $124 million in Q2 2010, reflecting accelerated expansion of its FibreOP Internet and TV service coverage through the deployment of FTTH. Similarly, in the first six months of 2011, Bell Aliant’s capital expenditures were $274 million, up 26% from $218 million in the previous year.

Business Acquisitions

Business acquisitions of $680 million in the first half of 2011 relate to the cash used for the acquisition of CTV for $713 million, less $33 million of cash acquired.

Decrease in Investments

The decrease in investments of $48 million in the first half of 2011 was a return of capital from an investment in an associate.
     The decrease in investments of $133 million in the first six months of 2010 resulted from the sale of our investment in Skyterra Communications Inc. in Q1 2010.

Debt Instruments

In the first six months of 2011, we issued $358 million of debt, net of repayments. This included Bell Canada’s issuance of three series of medium term debentures having a total principal amount of $2 billion and issuance of medium term notes at Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) with a principal amount of $300 million, partly offset by a cash repayment of CTV’s acquired debt of $1.3 billion, an early partial redemption of medium term notes at Bell Aliant LP with a principal amount of $300 million and higher repayments of notes payable and bank advances of $229 million at Bell Canada and Bell Aliant.
     Debt repayments of $132 million in the first six months of 2010 included payments under finance leases, partly offset by increased borrowings of notes payable and bank advances at Bell Canada and Bell Aliant.

Reduction in Trade Receivables Securitization Program

We repaid $350 million on the sale of trade receivables in the first six months of 2011.

Repurchase of Common Shares

In the first half of 2010, BCE Inc. repurchased and cancelled 8.5 million of its outstanding common shares for a total cash outlay of $250 million.

Issuance of Equity Securities by Subsidiaries to Non-Controlling Interest

In the first quarter of 2011, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant Inc., issued preferred shares of $288 million.

Cash Dividends Paid on Common Shares

In 2011, cash dividends paid on common shares increased as the cash dividends increased to $0.95 per common share, compared to a cash dividend of $0.84 per common share in the first six months of 2010.

CREDIT RATINGS

Our key credit ratings at August 3, 2011 remain unchanged from those described in the BCE 2010 Annual MD&A.

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2010 Annual MD&A, with the exception of the assumption of approximately $880 million of contractual obligations at CTV.

BCE INC.  Q2 2011  QUARTERLY REPORT  19

Management’s Discussion and Analysis

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described in the BCE 2010 AIF under the section Legal Proceedings (at pages 29 to 33 of the BCE 2010 AIF), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2011 First Quarter MD&A also filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 6-K (available on EDGAR at www.sec.gov). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Legal Proceedings of the BCE 2010 AIF.

Lawsuits Related to BCE Inc.

Purported Class Action Concerning Dividends

As discussed in more detail in the BCE 2010 AIF and in the BCE 2011 First Quarter MD&A, BCE Inc., BCE Acquisition Inc., Ontario Teachers’ Pension Plan Board and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC, are defendants in a purported class action instituted on October 24, 2008 on behalf of persons or entities that held common shares of BCE Inc. between August 8, 2007 and July 4, 2008, seeking, among other things, the payment by BCE Inc. to class members of common share dividends in respect of the second and third quarters of 2008. On December 23, 2009, the plaintiffs filed an application seeking, among other things, leave to amend the statement of claim to, among other things, substitute plaintiffs and add five individual defendants. On September 21, 2010, BCE Inc. served an amended motion to strike the statement of claim on the basis that it is frivolous, vexatious and an abuse of process. The motion had been scheduled to be heard in July 2011.
     On May 19, 2011, the plaintiffs brought a motion to substitute their proposed amended statement of claim with a new amended statement of claim in which the plaintiffs also seek to add new defendants and assert allegations of insider trading. This motion was heard on June 10, 2011 by the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan. On June 27, 2011, the court granted the plaintiffs’ leave to substitute the proposed amended statement of claim. Because of the addition of the new defendants, notice of the proceedings will have to be provided to the new defendants and BCE Inc.’s amended motion to strike the statement of claim that had been scheduled to be heard in July 2011 has been adjourned to a later date that has not yet been set.

Lawsuits Related to Bell Canada

Purported Class Action Concerning Increase of Late Payment Charges

As discussed in more detail in the BCE 2010 AIF, Bell Canada and Bell Mobility are defendants in a purported class action instituted on October 28, 2010 on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 1, 2010. This class action seeks the repayment by Bell Canada and Bell Mobility to the members of the class of all late payment charges in excess of 2% per month and the payment of general and punitive damages. The plaintiffs’ motion for certification was heard by the Québec Superior Court on June 22, 2011. The court took the case under advisement and judgment will follow.

Independent Dealers’ Compensation Lawsuits

As discussed in more detail in the BCE 2010 AIF, on October 21, 2008, two lawsuits were filed in Ontario and Québec against Bell Distribution Inc. (Bell Distribution) by certain independent dealers. The lawsuits alleged that Bell Distribution breached its 2004 BDI Independent Dealer Agreement, an associated settlement agreement and Bell Distribution’s contractual, statutory and common law duties of good faith and fair dealing by, among other things, unilaterally reducing certain commissions and unfairly competing with the dealers through other sales channels. Effective on May 10, 2011, the parties settled these lawsuits. The settlement had no material effect on the consolidated financial position or results of operations of BCE.

Updates to Our Regulatory Environment

The following are updates to the regulatory initiatives and proceedings described in the BCE 2010 Annual MD&A under the section Our Regulatory Environment (at pages 63 to 69 of the BCE 2010 Annual Report), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2011 First Quarter MD&A. For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2010 Annual MD&A.

20  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Review of Unbundled Local Loop Rates

As discussed in more detail in the BCE 2010 Annual MD&A and in the BCE 2011 First Quarter MD&A, on June 2, 2009, Bell Canada and Bell Aliant LP proposed changes to the existing rates for their wholesale service that provides unbundled local loops to competitors in their Ontario and Québec serving areas. On December 14, 2009, the CRTC issued Telecom Order 2009-775 and made the current loop rates interim, pending a complete review of the companies’ updated cost studies. The CRTC issued its decision on January 12, 2011 and the approved rate changes apply retroactively to the date of interim approval (December 14, 2009). On May 4, 2011, Primus Telecommunications Canada Inc. (Primus) filed a review and variance application of the CRTC decision requesting that the unbundled local loop rates set in the decision be applied on a prospective basis as opposed to the retroactive basis specified therein, and also requesting a stay of the implementation of the decision. There is a risk that the CRTC will approve Primus’ request related to retroactivity.

CRTC Review of Network Interconnection Regimes

On March 23, 2011, the CRTC issued Telecom Notice of Consultation CRTC 2011-206 initiating a proceeding to review the local, wireless, and toll network interconnection regulatory regimes. The principal objective of this proceeding is to determine to what extent the existing regimes for local network interconnection, wireless carrier interconnection, and toll interconnection can be simplified and consolidated. In particular, the CRTC will examine the sharing of costs for network and interconnection facilities among carriers, cost compensation mechanisms to apply in the event that traffic is not balanced, points of interconnection, carrier obligations and whether interconnection requirements based on circuit-switched technologies should be phased out.
     On June 2, 2011, Bell Canada, Bell Aliant LP and Télébec, société en commandite (Télébec) submitted comments to the CRTC, in which they largely supported the status quo with respect to existing regimes. They also proposed that IP-to-IP interconnection be allowed to develop on the basis of commercial agreements. The CRTC will hold a public hearing, beginning on October 24, 2011. The CRTC expects to publish a decision on the issues raised in this notice of consultation within four months of the close of record, expected to be on November 14, 2011. The decision could affect revenues and the expenditures associated with network interconnection components at issue in this proceeding. However, it is not known at this time what impact the review of interconnection regimes will have on Bell Canada, Bell Aliant LP and Télébec.

BROADCASTING ACT

Proceeding to Review Over-the-Top (OTT) Programming Services

On May 25, 2011, the CRTC initiated a proceeding aimed at better understanding the impact OTT programming (programming delivered via internet) will have on the Canadian broadcasting system (Broadcasting and Telecom Notice of Consultation 2011-344). Online broadcasters, both foreign and domestic, are currently exempt from broadcasting regulation pursuant to the CRTC’s new media exemption order while conventional programmers and distributors continue to have regulatory obligations under the Broadcasting Act and regulations. On July 5, 2011, Bell Canada and Bell Aliant LP jointly filed comments with the CRTC, urging it to initiate a proceeding to establish a more symmetrical regulatory system.

Proceeding to Review the Regulatory Framework Relating to Vertical Integration

As discussed in more detail in the BCE 2010 Annual MD&A and in the BCE 2011 First Quarter MD&A, on October 22, 2010, the CRTC launched Broadcasting Notice of Consultation 2010-783 (the Notice). The purpose of this proceeding is to examine whether existing regulatory tools are sufficient to address any concerns that “vertical integration” in the Canadian broadcasting industry (which the CRTC defines as the ownership, by one entity, of both programming and distribution undertakings, or, both programming undertakings and production companies) has the potential to result in anti-competitive behaviour by vertically integrated entities, to the detriment of the Canadian broadcasting industry.
     In the Notice, the CRTC reiterated the view that, with specific regard to programming rights, it prefers to see distribution of programs on a non-exclusive basis. However, the CRTC further stated that it did not intend to interpose itself into the wholesale commercial environment, but rather to regulate or, alternatively, establish guidelines only where measures appear warranted by the record of this proceeding.
     The vertical integration proceeding will also determine whether a CRTC-imposed moratorium against new exclusive programming agreements will be continued. In Broadcasting Decision CRTC 2011-163, dated March 7, 2011, approving BCE’s acquisition of CTV, the CRTC prohibited BCE from entering into new agreements that would prevent it from making available to competitors on commercial terms, mobile and broadband rights to programs that had aired on CTV conventional and specialty services. This moratorium also applies to other vertically integrated entities (e.g. Rogers Communications Inc., Shaw Communications Inc. and Quebecor Media Inc.) and will continue until such time as the CRTC issues its determination in the vertical integration proceeding. The hearing for this process was held over several days beginning on June 20, 2011. The CRTC’s decision is expected in the Fall

BCE INC.  Q2 2011  QUARTERLY REPORT  21

Management’s Discussion and Analysis

of 2011. It is not possible to determine the impact, if any, the decision will have. However, new rules regarding exclusive program arrangements could restrict programming flexibility.
     In the meantime, on July 8, 2011, the CRTC issued Broadcasting Regulatory Policy 2011-145 which imposed an additional moratorium with respect to negotiations between broadcasting distribution undertakings (BDUs) and programming undertakings covering on-going negotiations relating to the carriage of programming, which the CRTC subsequently clarified on July 12, 2011. In effect, BDUs are not permitted to drop any programming undertaking, and programming undertakings are not permitted to withhold their signals, as part of any carriage negotiations. However, negotiations regarding rates, terms and conditions of carriage of services are permitted to continue. This moratorium will remain in effect until 30 days after the CRTC issues its decision in the vertical integration proceeding.

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2010 Annual MD&A, as subsequently updated in the BCE 2011 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following:

Assumptions About the Canadian Economy
  growth in the Canadian economy of approximately 2.8% in 2011 based on the Bank of Canada’s estimate, a 10 basis point decline compared with an earlier estimate of 2.9%.

Canadian Market Assumptions

  continued cost rationalization and cautious spending by business customers given employment levels and the modest pace of economic recovery current levels of residential wireline competition to continue especially from cable companies and providers of VoIP services higher wireline substitution, due primarily to the presence of new wireless entrants and the accelerating adoption of mobile Internet and mobile television wireless industry penetration gain of 4 to 5 basis points in 2011 stimulated, in particular, by new entrant competition, the accelerating adoption of smartphones and the use of data applications, as well as by the emergence of new types of wireless devices such as tablets.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  further reduction in local line losses as we leverage our broadband fibre investments in both TV and Internet to drive three-product household penetration, increase our MDU market share and generate higher pull-through attach rates for our other residential services in particular, targeted retention and service bundle offers, customer winbacks and better service execution to reduce residential NAS line losses year over year subscriber acquisition and higher ARPU at Bell TV to be driven by Bell’s ability to leverage its market leadership position in high definition programming, seek greater penetration within the MDU market, capitalize on its extensive retail distribution network, which includes The Source, and the progressive rollout of Bell Canada’s IPTV service in Toronto and Montréal substantial ongoing investments in our fibe optic networks to further expand our wireline broadband footprint to strengthen our competitive position versus cable companies and allow for the introduction of leading edge Internet Protocol (IP) products not available through cable technologies levels of business customer spending, new business formation and demand for connectivity and ICT services, dependent on a strengthening economy and improving employment, resulting in a gradual improvement in the performance of our Business Markets unit including business NAS line losses expense savings and operating efficiency gains to be achieved from renegotiated contracts with our vendors and outsource suppliers, lower corporate support costs, further streamlining of our labour force, field services productivity improvements, consolidating management roles and organizational structures to achieve further operational efficiencies, reducing traffic that is not on our own network, and managing content costs continued customer migration to IP based systems and ongoing pricing pressures in our business and wholesale markets.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell to benefit from the flow-through of significant investments made in 2010 in customer acquisition and retention along with continued acceleration in smartphone activations and data usage new wireless entrant competition to intensify in 2011 as additional service providers come to market and existing providers continue to open new markets and improve their distribution reach

22  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

  wireless revenue growth to be driven by ARPU from new services, careful price management and continued disciplined expansion of our subscriber base

  Bell to benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services continued diligent expense management to moderate the impact of aggressive discount brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smartphone customer penetration

  Bell to maintain its market share of the incumbent wireless postpaid market

  Bell’s ability to leverage its HSPA+ network investments to drive a higher mix of smartphone and other high-value customers, resulting in higher data and roaming revenues.

Operational Assumptions Concerning Bell Media

  maintain the top 20 ratings position in conventional TV to support growth in advertising and successfully rebrand /A\ conventional network into CTV Two continued advertising momentum for Bell Media’s specialty assets continue to successfully sign agreements with distribution undertakings for Bell Media’s sports specialty services at market rates continue to successfully acquire high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy continued investment in high definition for Bell Media’s specialty channels and the successful transition to digital TV as mandated by the CRTC.

Please see the section entitled Business Outlook and Assumptions in the BCE 2010 Annual MD&A at pages 33 to 35 of the BCE 2010 Annual Report, as subsequently updated in the BCE 2011 First Quarter MD&A, for a more complete description of certain of the above and other assumptions for 2011 that we made in preparing forward-looking statements, which section is incorporated herein by reference. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial position or financial performance. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2010 Annual MD&A we provided a detailed review of risks that could affect our business, financial position and financial performance and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks was updated in the BCE 2011 First Quarter MD&A and is further updated in this MD&A. The risks described in the BCE 2010 Annual MD&A, as updated in the BCE 2011 First Quarter MD&A, included, without limitation, risks associated with:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that have only wireless telephone services the increased adoption by customers of TV alternative services general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services our ability to implement our strategies and plans in order to produce the expected benefits our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service our ability to respond to technological changes and rapidly offer new products and services

  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations, technological changes and competitive pressures, and on securing commercially favourable distribution arrangements with BDUs increased contributions to employee benefit plans

  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software the complexity and costs of our IT environment

BCE INC.  Q2 2011  QUARTERLY REPORT  23

Management’s Discussion and Analysis

  events affecting the ability of third-party suppliers to provide to us essential products and services and our ability to purchase essential products and services such as handsets the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects labour disruptions

  the potential adverse effects on our Internet and wireless networks of the significant increase in broadband demand and in the volume of wireless data-driven traffic capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for dividend payments and to fund capital and other expenditures and generally meet our financial obligations our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies regulatory initiatives or proceedings (including the possibility of Industry Canada increasing spectrum licence fees and possible changes to foreign ownership restrictions), litigation, changes in laws or regulations and tax matters launch and in-orbit risks of satellites used by Bell TV

  competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services

  BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained stock market volatility

  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks health concerns about radio frequency emissions from wireless devices employee retention and performance.

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2010 Annual MD&A at pages 70 to 76 of the BCE 2010 Annual Report, as updated in the BCE 2011 First Quarter MD&A, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE Annual 2010 MD&A, at pages 60 to 69 of the BCE 2010 Annual Report, as updated in the BCE 2011 First Quarter MD&A, for a more complete description of the above-mentioned and other risks, which sections are incorporated herein by reference.

UPDATE TO THE DESCRIPTION OF RISKS

The following is an update to the description of risks contained in the section entitled Risks that Could Affect Our Business and Results of the BCE 2010 Annual MD&A, as updated in the BCE 2011 First Quarter MD&A.

We may be required to increase contributions to our employee benefit plans in the future depending on various factors

The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics, applicable regulations and applicable actuarial standards. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our employee benefit plans in the future and, therefore, could have a negative effect on our liquidity and results of operations.
     There is no assurance that our pension plans will be able to earn their assumed rate of return. A substantial portion of our pension plans’ assets is invested in both public equity and debt securities. As a result, the ability of our pension plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and therefore could also significantly affect our cash funding requirements. Our expected funding for 2011 is in accordance with the latest pension valuations as of December 31, 2010 filed in June 2011 and takes into account voluntary contributions of $500 million in 2009 and $750 million in 2010.

Our Accounting Policies

BASIS OF PRESENTATION

BCE’s consolidated interim financial report for the second quarter of 2011 was prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under IAS 34 – Interim Financial Reporting. These consolidated interim financial statements were prepared using the same basis of presentation and accounting policies as outlined in Note 3, Significant Accounting Policies as described in our consolidated financial statements for the three months ended March 31, 2011.

24  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

IFRS 1 – First-time Adoption of IFRS also has been applied. The consolidated interim financial statements do not include all of the notes required in annual financial statements. These consolidated interim financial statements are in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.
     Please refer to the section entitled Future Changes to Accounting Standards in the BCE 2010 Annual MD&A for a description of our changeover to IFRS and the resulting effects on our 2010 financial statements. The only change in the resulting effects on our 2010 financial statements under IFRS as reported in the BCE 2010 Annual MD&A relates to the accounting for the non-controlling interests in Bell Aliant. Under previous Canadian GAAP, the 55.9% of Bell Aliant fund units that were publicly held were accounted for as equity. They were presented as non-controlling interest in our financial statements, and were measured at the pro-rata share of net assets of Bell Aliant. Under IFRS, Bell Aliant fund units held by the public that have a feature that allows the holder to redeem the instrument for cash or another financial asset at the holder’s option are presented as a liability and recorded at fair value with changes in fair value recorded in net earnings. At the date of transition to IFRS, we recognized a fund unit liability of $3,104 million, decreased our non-controlling interest by $1,030 million, decreased accumulated other comprehensive income by $15 million and increased our deficit by $2,059 million. Final decisions on our accounting policies are not required to be made until the completion of our December 31, 2011 financial statements.
     The adoption of IFRS did not impact the overall performance and underlying trends of our operations. Further, our dividend growth model, dividend payout policy and financial policy targets remain unchanged under IFRS.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In November 2009, the IASB issued IFRS 9 – Financial Instruments, introducing new requirements for classifying and measuring financial assets. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. IFRS 9 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In October 2010, the IASB amended IFRS 7 – Financial Instruments: Disclosures to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. The amendment also requires disclosure of supplementary information if a substantial portion of the total amount of the transfer activity occurs in the closing days of a reporting period. The amendments to IFRS 7 must be applied for annual periods beginning on or after July 1, 2011, with early adoption permitted.
     In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities. IFRS 10 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which establishes principles for financial reporting by parties to an arrangement that is jointly controlled by two or more parties. IFRS 11 clarifies that joint control only exists when decisions about the relevant activities of an arrangement require the unanimous consent of the parties that control the arrangement collectively. IFRS 11 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 13 – Fair Value Measurements, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements. IFRS 13 must be applied prospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In June 2011, the IASB amended IAS 19 – Employee Benefits, eliminating the corridor approach to recognizing actuarial gains and losses. Entities will also need to segregate changes in the defined benefit obligation and in the fair value of plan assets into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit liabilities (assets). The amendments also enhance disclosure about the risks arising from defined benefit plans. The amendments to IAS 19 must be applied retrospectively (with certain exceptions) for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In June 2011, the IASB amended IAS 1 – Financial Statement Presentation, providing guidance on items contained in other comprehensive income (OCI) and their classification within OCI. The amendments to IAS 1 must be applied retrospectively for annual periods beginning on or after July 1, 2012.
     The adoption of these new IFRS standards and amendments is not expected to have a significant impact on our financial statements.

BCE INC.  Q2 2011  QUARTERLY REPORT  25

Management’s Discussion and Analysis

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Chief Executive Officer and the Chief Financial Officer of BCE Inc. have limited the scope of their design of BCE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Bell Media Inc. (Bell Media), previously known as CTV, which we acquired on April 1, 2011. Bell Media’s contribution to our consolidated financial statements for the quarter ended June 30, 2011 was 5% of consolidated revenues and had no impact on consolidated earnings. Additionally, at June 30, 2011, Bell Media’s current assets and current liabilities were approximately 11% and 5% of consolidated current assets and current liabilities, respectively, and its non-current assets and non-current liabilities were approximately 3% and 5% of consolidated non-current assets and non-current liabilities. The design and evaluation of the operating effectiveness of Bell Media’s disclosure controls and procedures and internal control over financial reporting will be complete in the first half of 2012.
     Further details related to acquisitions are disclosed in note 3 to BCE’s unaudited consolidated financial report for the second quarter of 2011.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

ADJUSTED NET EARNINGS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. For 2010, Adjusted net earnings also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax non-controlling interest, severance, acquisition and other costs, and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share. The following table is a reconciliation of net earnings attributable to common shareholders and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

	Q2 2011		Q2 2010		YTD 2011		YTD 2010
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	590	0.76	605	0.80	1,093	1.43	1,311	1.72
Severance, acquisition and other costs	162	0.22	6	0.01	202	0.27	31	0.04
Net (gains) losses on investments	(89)	(0.12)	(8)	(0.01)	(89)	(0.12)	(133)	(0.17)
Fair value adjustment of fund unit liability	–	–	(16)	(0.03)	–	–	(163)	(0.22)
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	–	8	0.01	–	–	16	0.02
Adjusted net earnings	663	0.86	595	0.78	1,206	1.58	1,062	1.39

26  BCE INC.  Q2 2011  QUARTERLY REPORT

Management’s Discussion and Analysis

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/ distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable IFRS financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	YTD 2011	YTD 2010
Cash flows from operating activities	2,115	2,325
Bell Aliant dividend/distributions to BCE	118	145
Capital expenditures	(1,434)	(1,207)
Dividends paid on preferred shares	(56)	(55)
Dividends paid by subsidiaries to non-controlling interest	(168)	–
Acquisition costs paid	35	6
Bell Aliant free cash flow	82	(52)
Free cash flow	692	1,162

EBITDA UNDER PREVIOUS CANADIAN GAAP

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) did not have any standardized meaning according to previous Canadian GAAP. It was therefore unlikely to be comparable to similar measures presented by other companies.
     Under previous Canadian GAAP, we defined EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represented operating income before depreciation, amortization of intangible assets and restructuring and other.
     Under previous Canadian GAAP, we used EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We excluded these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We excluded depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allowed us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable previous Canadian GAAP financial measure was operating income. The following table is a reconciliation of operating income to EBITDA on a consolidated basis for BCE.

BCE	Q4 2009	Q3 2009
Operating income	751	782
Depreciation and amortization	904	828
Restructuring and other	82	191
EBITDA under previous Canadian GAAP	1,737	1,801

BCE INC.  Q2 2011  QUARTERLY REPORT  27

Consolidated Income Statements

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in millions of Canadian dollars, except share amounts) (unaudited)	NOTE	2011	2010	2011	2010
Operating revenues		4,955	4,440	9,421	8,873
Operating costs	5	(2,969)	(2,597)	(5,602)	(5,277)
EBITDA		1,986	1,843	3,819	3,596
Depreciation		(638)	(595)	(1,249)	(1,181)
Amortization of intangible assets		(183)	(183)	(362)	(363)
Severance, acquisition and other costs	6	(219)	(15)	(280)	(47)
Finance costs
Interest expense		(226)	(170)	(417)	(342)
Interest on employee benefit obligations	12	(247)	(248)	(489)	(496)
Interest on fund unit liability		–	(93)	–	(185)
Expected return on pension plan assets	12	259	224	513	449
Other income	7	145	39	123	308
Earnings before income taxes		877	802	1,658	1,739
Income taxes		(194)	(172)	(393)	(375)
Net earnings		683	630	1,265	1,364
Net earnings attributable to:
Common shareholders		590	605	1,093	1,311
Preferred shareholders		31	27	60	56
Non-controlling interest		62	(2)	112	(3)
Net earnings		683	630	1,265	1,364
Net earnings per common share
Basic	8	0.76	0.80	1.43	1.72
Diluted	8	0.76	0.80	1.43	1.72

Average number of common shares outstanding (millions)		776.6	759.7	764.8	762.6

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in millions of Canadian dollars) (unaudited)	NOTE	2011	2010	2011	2010
Net earnings		683	630	1,265	1,364
Other comprehensive income (loss) – net of income taxes
Net change in unrealized (losses) gains on available-for-sale financial assets, net of income taxes of nil for the three months and six months ended June 30, 2011 and 2010
Unrealized (losses) gains		(2)	1	(12)	1
Gains realized in earnings	3,7	(89)	–	(89)	(125)

Net change in unrealized gains (losses) on derivatives designated as cash flow hedges, net of income taxes of nil and ($20) million for the three months ended June 30, 2011 and 2010, respectively, and $7 million and ($16) million for the six months ended June 30, 2011 and 2010, respectively

Unrealized gains (losses)		–	48	(21)	35
Losses realized in earnings		1	10	–	19
Actuarial losses on employee benefit plans, net of income taxes of $90 million and $294 million for the three months ended June 30, 2011 and 2010, respectively, and $29 million and $529 million for the six months ended June 30, 2011 and 2010, respectively		(227)	(752)	(86)	(1,346)
Other comprehensive loss		(317)	(693)	(208)	(1,416)
Comprehensive income (loss)		366	(63)	1,057	(52)
Comprehensive income (loss) attributable to:
Common shareholders		292	(88)	899	(104)
Preferred shareholders		31	27	60	56
Non-controlling interest		43	(2)	98	(4)
Comprehensive income (loss)		366	(63)	1,057	(52)

28  BCE INC.  Q2 2011  QUARTERLY REPORT

Consolidated Statements of Changes in Equity

		ATTRIBUTABLE TO OWNERS
					ACCUMULATED
					OTHER
FOR THE SIX MONTHS ENDED					COMPREHEN-			NON -
JUNE 30, 2011		PREFERRED	COMMON	CONTRIBUTED	SIVE (LOSS)			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	NOTE	SHARES	SHARES	SURPLUS	INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2011		2,770	12,691	2,579	66	(7,952)	10,154	14	10,168
Net earnings		–	–	–	–	1,153	1,153	112	1,265
Other comprehensive loss(1)		–	–	–	(122)	(72)	(194)	(14)	(208)
Comprehensive (loss) income		–	–	–	(122)	1,081	959	98	1,057
Common shares issued under stock option plan	11	–	113	(13)	–	–	100	–	100
Share-based compensation		–	–	19	–	–	19	6	25
Common shares issued for the acquisition of CTV	3	–	764	–	–	–	764	–	764
Acquisition of CTV	3	–	–	–	–	–	–	266	266
Dividends declared on BCE common and preferred shares	8	–	–	–	–	(833)	(833)	–	(833)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(137)	(137)
Issue of equity securities by subsidiaries to non-controlling interest		–	–	–	–	–	–	281	281
Equity transaction with non-controlling interest		–	–	(54)	–	–	(54)	48	(6)
Conversion of fund unit liability	9,13	–	–	–	13	2,716	2,729	331	3,060
Balance at June 30, 2011		2,770	13,568	2,531	(43)	(4,988)	13,838	907	14,745
(1)	The deficit for the six months ended June 30, 2011 includes actuarial losses on employee benefit plans of $72 million, net of income taxes of $29 million and non-controlling interest of $14 million.

		ATTRIBUTABLE TO OWNERS
					ACCUMULATED
FOR THE SIX MONTHS ENDED					OTHER			NON-
JUNE 30, 2010		PREFERRED	COMMON	CONTRIBUTED	COMPREHEN-			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	NOTE	SHARES	SHARES	SURPLUS	SIVE INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2010		2,770	12,921	2,517	186	(7,508)	10,886	21	10,907
Net earnings		–	–	–	–	1,367	1,367	(3)	1,364
Other comprehensive loss(1)		–	–	–	(70)	(1,345)	(1,415)	(1)	(1,416)
Comprehensive (loss) income		–	–	–	(70)	22	(48)	(4)	(52)
Common shares repurchased and cancelled	10	–	(144)	(10)	–	(96)	(250)	–	(250)
Common shares issued under stock option plan		–	13	–	–	–	13	–	13
Share-based compensation		–	–	7	–	–	7	–	7
Dividends declared on BCE common and preferred shares	8	–	–	–	–	(719)	(719)	–	(719)
Balance at June 30, 2010		2,770	12,790	2,514	116	(8,301)	9,889	17	9,906
(1)

The deficit for the six months ended June 30, 2010 includes actuarial losses on employee benefit plans of $1,345 million, net of income taxes of $529 million and non-controlling interest of $1 million.

BCE INC.  Q2 2011  QUARTERLY REPORT  29

Consolidated Statements of Financial Position

		JUNE 30,	DECEMBER 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2011	2010
ASSETS
Current assets
Cash		27	129
Cash equivalents		249	642
Trade and other receivables		3,211	2,885
Current tax receivable		87	139
Inventory		414	431
Prepaid expenses		404	224
Other current assets		110	205
Total current assets		4,502	4,655
Non-current assets
Property, plant and equipment		18,330	17,775
Intangible assets		8,116	6,201
Deferred tax assets		451	501
Investments in associates and joint ventures		308	303
Other non-current assets		550	652
Goodwill		7,253	5,806
Total non-current assets		35,008	31,238
Total assets		39,510	35,893

LIABILITIES
Current liabilities
Trade and other payables		3,595	3,815
Interest payable		134	143
Dividends payable		414	356
Current tax liabilities		139	37
Other current liabilities		46	33
Debt due within one year		2,239	2,570
Total current liabilities		6,567	6,954
Non-current liabilities
Long-term debt	9	12,699	10,581
Fund unit liability	9	–	3,060
Deferred tax liabilities		784	526
Employee benefit obligations		3,142	3,302
Other non-current liabilities		1,573	1,302
Total non-current liabilities		18,198	18,771
Total liabilities		24,765	25,725

EQUITY
Equity attributable to owners
Preferred shares		2,770	2,770
Common shares	10	13,568	12,691
Contributed surplus		2,531	2,579
Accumulated other comprehensive (loss) income		(43)	66
Deficit		(4,988)	(7,952)
Total equity attributable to owners		13,838	10,154
Non-controlling interest		907	14
Total equity		14,745	10,168
Total liabilities and equity		39,510	35,893

30  BCE INC.  Q2 2011  QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE SIX MONTHS ENDED JUNE 30
(in millions of Canadian dollars) (unaudited)	NOTE	2011	2010
Cash flows from operating activities
Net earnings		1,265	1,364
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of intangible assets		1,611	1,544
Net employee benefit plans cost	12	96	149
Severance, acquisition and other costs	6	280	47
Net interest expense		401	524
Gains on investments	7	(89)	(135)
Income taxes		393	375
Contributions to employee pension plans		(439)	(299)
Payments under other employee future benefit plans		(51)	(48)
Severance and other costs paid		(306)	(143)
Acquisition costs paid		(35)	(6)
Interest paid		(383)	(555)
Income taxes paid (net of refunds)		(33)	(60)
Operating assets and liabilities		(595)	(432)
Cash flows from operating activities		2,115	2,325
Cash flows used in investing activities
Capital expenditures		(1,434)	(1,207)
Business acquisitions		(680)	13
Business dispositions		2	8
Increase in investments		(4)	(33)
Decrease in investments		48	133
Other investing activities		3	6
Cash flows used in investing activities		(2,065)	(1,080)
Cash flows used in financing activities
(Decrease) increase in notes payable and bank advances		(130)	99
Reduction in trade receivables securitization program		(350)	(19)
Issue of long-term debt	9	2,303	–
Repayment of long-term debt		(1,815)	(231)
Issue of common shares		100	13
Issue of equity securities by subsidiaries to non-controlling interest		288	–
Repurchase of common shares	10	–	(250)
Cash dividends paid on common shares		(715)	(643)
Cash dividends paid on preferred shares		(56)	(55)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(168)	–
Other financing activities		(2)	79
Cash flows used in financing activities		(545)	(1,007)
Net decrease in cash		(102)	(138)
Cash at beginning of period		129	195
Cash at end of period		27	57
Net (decrease) increase in cash equivalents		(393)	376
Cash equivalents at beginning of period		642	489
Cash equivalents at end of period		249	865

BCE INC.  Q2 2011  QUARTERLY REPORT  31

Notes to Consolidated Financial Statements

These notes are unaudited.

We, us, our, BCE and the company mean BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregated basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries.

All amounts are in millions of Canadian dollars, except where noted.

Note 1: Corporate Information

BCE Inc. is incorporated and domiciled in Canada. The address of our registered office is Montréal, Québec. The consolidated financial statements of BCE Inc. for the year ended December 31, 2010, prepared using previous Canadian generally accepted accounting principles (previous Canadian GAAP), were approved by the board of directors and authorized for issue on March 10, 2011. These consolidated interim financial statements were approved and authorized for issue on August 3, 2011.

Note 2: Basis of Presentation and Significant Accounting Policies

These consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting. These consolidated interim financial statements were prepared using the same basis of presentation and accounting policies as outlined in Note 3, Significant Accounting Policies as described in our consolidated financial statements for the three months ended March 31, 2011. IFRS 1 – First-time Adoption of IFRS also has been applied. The consolidated interim financial statements do not include all of the notes required in annual financial statements. These consolidated interim financial statements are in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.
     An explanation of how the changeover to IFRS has affected our reported financial position, financial performance and cash flows is provided in Note 13, First-time Adoption of IFRS. Certain 2010 annual IFRS disclosures that are material to the understanding of the current interim period are included in the consolidated interim financial statements for the three months ended March 31, 2011.
     The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair values.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In November 2009, the IASB issued IFRS 9 – Financial Instruments, introducing new requirements for classifying and measuring financial assets. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. IFRS 9 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In October 2010, the IASB amended IFRS 7 – Financial Instruments: Disclosures to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. The amendment also requires disclosure of supplementary information if a substantial portion of the total amount of the transfer activity occurs in the closing days of a reporting period. The amendments to IFRS 7 must be applied for annual periods beginning on or after July 1, 2011, with early adoption permitted.
     In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities. IFRS 10 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which establishes principles for financial reporting by parties to an arrangement that is jointly controlled by two or more parties. IFRS 11 clarifies that joint control only exists when decisions about the relevant activities of an arrangement require the unanimous consent of the parties that control the arrangement collectively. IFRS 11 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 13 – Fair Value Measurements, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements. IFRS 13 must be applied prospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In June 2011, the IASB amended IAS 19 – Employee Benefits, eliminating the corridor approach to recognizing actuarial gains and losses. Entities will also need to segregate changes in the defined benefit obligation and in the fair value of plan assets into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit liabilities (assets). The amendments also enhance disclosure about the risks arising from defined benefit plans.

32  BCE INC.  Q2 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

The amendments to IAS 19 must be applied retrospectively (with certain exceptions) for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income (OCI) and their classification within OCI. The amendments to IAS 1 must be applied retrospectively for annual periods beginning on or after July 1, 2012.
     The adoption of these new IFRS standards and amendments is not expected to have a significant impact on our financial statements.

Note 3: Acquisition of CTV

On April 1, 2011, BCE acquired the remaining 85% of the CTV Inc. (CTV) common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. We acquired CTV because it allows us to better leverage content across multiple platforms.
     The purchase price allocation includes certain estimates. The final purchase price allocation for the acquisition will be complete within 12 months of the acquisition date. The following table summarizes the fair value of the consideration given and the fair value assigned to each major class of asset and liability.

TOTAL
Cash	713
Issuance of BCE Inc. common shares(1)	597
Purchase consideration	1,310
Fair value of previously held interest	221
Non-controlling interest(2)	266
Total cost to be allocated	1,797
Non-cash working capital	95
Property, plant and equipment	454
Other non-current assets	35
Finite-life intangibles	551
Indefinite-life intangibles	1,511
Debt due within one year	(1,039)
Long-term debt	(762)
Other non-current liabilities	(525)
320
Cash and cash equivalents	33
Fair value of net assets acquired	353
Goodwill(3)	1,444
(1)

We issued 21,729,239 common shares with a fair value of $764 million based on the market price of BCE Inc. common shares on the acquisition date, of which $597 million is purchase consideration and $167 million is for the repayment of certain acquired debt.

(2)	Non-controlling interest in certain CTV subsidiaries was recorded at the fair value of the proportionate share of the corresponding net assets acquired.
(3)	Goodwill arises principally from the ability to leverage content, the assembled workforce reputation and future growth. Goodwill is not deductible for tax purposes.

The acquisition date fair value of our previously held 15% equity interest in CTV immediately before the acquisition was $221 million, resulting in a gain on remeasurement of $89 million, which was reclassified from Accumulated other comprehensive income to Other income in the consolidated income statement in the second quarter of 2011.
     The fair value of the acquired trade receivables was $449 million net of an allowance for doubtful accounts of $5 million.
     The Canadian Radio-television and Telecommunications Commission (CRTC) approved the acquisition and ordered BCE to spend $239 million over seven years to benefit the Canadian broadcasting system. The present value of this tangible benefits obligation, amounting to $164 million, net of $57 million assumed by CTV’s previous shareholders, was recorded as an acquisition cost in Severance, acquisition and other costs in the consolidated income statement for the three months and six months ended June 30, 2011. Total acquisition costs relating to CTV amounted to $170 million for the six months ended June 30, 2011.
     Revenues of $517 million and net earnings of $62 million are included in the consolidated income statement from the date of acquisition.
     BCE’s consolidated revenues and net earnings for the six month period ended June 30, 2011 would have been $9,876 million and $1,248 million, respectively, if the CTV acquisition had occurred on January 1, 2011. These pro forma amounts reflect the elimination of intercompany transactions, financing related to the acquisition, the amortization of certain elements of the purchase price allocation and related tax adjustments.
     As a result of the acquisition, contractual obligations increased by approximately $880 million as at June 30, 2011.

BCE INC.  Q2 2011  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

Note 4: Segmented Information

In the second quarter of 2011, BCE acquired the remaining 85% of CTV common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. CTV is reported as a new segment, Bell Media. As at the acquisition date, we transferred certain assets from our wireline business to this new segment.
     In the first quarter of 2011, Bell acquired xwave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. As a result, we have restated prior period results for Bell Wireline and Bell Aliant to reflect the change of ownership in xwave between Bell and Bell Aliant. Our reportable segments and consolidated results did not change as a result of this restatement.
     The following tables present financial information by segment for the three and six months ended June 30, 2011 and 2010.

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE THREE MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
JUNE 30, 2011	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	2,554	1,266	500	–	4,320	635	–	4,955
Inter-segment	76	10	29	(73)	42	57	(99)	–
Total operating revenues	2,630	1,276	529	(73)	4,362	692	(99)	4,955
Operating costs	(1,559)	(816)	(406)	73	(2,708)	(360)	99	(2,969)
EBITDA	1,071	460	123	–	1,654	332	–	1,986
Depreciation and amortization	(548)	(109)	(26)	–	(683)	(138)	–	(821)
Severance, acquisition and other costs	(46)	(2)	(170)	–	(218)	(1)	–	(219)
Finance costs
Interest expense								(226)
Interest on employee benefit obligations								(247)
Expected return on pension plan assets								259
Other income								145
Earnings before income taxes								877

			INTER-			INTER-
			SEGMENT			SEGMENT
FOR THE THREE MONTHS ENDED	BELL	BELL	ELIMINA-		BELL	ELIMINA-
JUNE 30, 2010	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	2,606	1,195	–	3,801	639	–	4,440
Inter-segment	79	8	(45)	42	61	(103)	–
Total operating revenues	2,685	1,203	(45)	3,843	700	(103)	4,440
Operating costs	(1,640)	(747)	45	(2,342)	(358)	103	(2,597)
EBITDA	1,045	456	–	1,501	342	–	1,843
Depreciation and amortization	(524)	(113)	–	(637)	(141)	–	(778)
Severance, acquisition and other costs	(4)	(7)	–	(11)	(4)	–	(15)
Finance costs
Interest expense							(170)
Interest on employee benefit obligations							(248)
Interest on fund unit liability							(93)
Expected return on pension plan assets							224
Other income							39
Earnings before income taxes							802

34  BCE INC.  Q2 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE SIX MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
JUNE 30, 2011	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	5,151	2,510	500	–	8,161	1,260	–	9,421
Inter-segment	151	17	29	(114)	83	114	(197)	–
Total operating revenues	5,302	2,527	529	(114)	8,244	1,374	(197)	9,421
Operating costs	(3,187)	(1,606)	(406)	114	(5,085)	(714)	197	(5,602)
EBITDA	2,115	921	123	–	3,159	660	–	3,819
Depreciation and amortization	(1,094)	(219)	(26)	–	(1,339)	(272)	–	(1,611)
Severance, acquisition and other costs	(95)	(4)	(170)	–	(269)	(11)	–	(280)
Finance costs
Interest expense								(417)
Interest on employee benefit obligations								(489)
Expected return on pension plan assets								513
Other income								123
Earnings before income taxes								1,658

			INTER-			INTER-
			SEGMENT			SEGMENT
FOR THE SIX MONTHS ENDED	BELL	BELL	ELIMINA-		BELL	ELIMINA-
JUNE 30, 2010	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	5,274	2,334	–	7,608	1,265	–	8,873
Inter-segment	158	15	(93)	80	124	(204)	–
Total operating revenues	5,432	2,349	(93)	7,688	1,389	(204)	8,873
Operating costs	(3,383)	(1,482)	93	(4,772)	(709)	204	(5,277)
EBITDA	2,049	867	–	2,916	680	–	3,596
Depreciation and amortization	(1,039)	(224)	–	(1,263)	(281)	–	(1,544)
Severance, acquisition and other costs	(19)	(12)	–	(31)	(16)	–	(47)
Finance costs
Interest expense							(342)
Interest on employee benefit obligations							(496)
Interest on fund unit liability							(185)
Expected return on pension plan assets							449
Other income							308
Earnings before income taxes							1,739

Bell Media segmented assets at June 30, 2011 amounted to $4,570 million.

Note 5: Operating Costs

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2011	2010	2011	2010
Labour costs
Wages, salaries and related taxes and benefits	(1,067)	(918)	(1,953)	(1,814)
Pension current service costs	(61)	(49)	(120)	(102)
Other labour costs(1)	(228)	(222)	(447)	(433)
Less:
Capitalized labour	213	190	404	360
Total labour costs	(1,143)	(999)	(2,116)	(1,989)
Cost of revenues(2)	(1,375)	(1,164)	(2,596)	(2,352)
Other operating costs(3)	(451)	(434)	(890)	(936)
Total operating costs	(2,969)	(2,597)	(5,602)	(5,277)
(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE INC.  Q2 2011  QUARTERLY REPORT  35

Notes to Consolidated Financial Statements

Note 6: Severance, Acquisition and Other Costs

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2011	2010	2011	2010
Employee severance
Bell	(17)	(7)	(59)	(18)
Bell Aliant	(1)	(4)	(2)	(15)
Total severance costs	(18)	(11)	(61)	(33)
Acquisition costs	(171)	(7)	(173)	(10)
Other costs	(30)	3	(46)	(4)
Total severance, acquisition and other costs	(219)	(15)	(280)	(47)

SEVERANCE COSTS

Severance costs consist of employee termination charges related to involuntary and voluntary workforce reduction initiatives.

ACQUISITION COSTS

Acquisition costs consist of transaction costs, such as legal and bankers’ fees, employee severance costs related to the purchase or sale of a business and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant.
     Acquisition costs for the three months and six months ended June 30, 2011 include $164 million relating to the CRTC tangible benefits obligation described in Note 3, Acquisition of CTV.

OTHER COSTS

Other costs consist of real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, as well as other costs.
     Other costs for the three months and six months ended June 30, 2011 include $20 million relating to the write-off of remaining payments on certain leased equipment and $10 million relating to an administrative amount levied by the federal Competition Bureau.

Note 7: Other Income

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2011	2010	2011	2010
Gains on investments		89	10	89	135
Losses on disposal/retirement of capital assets		(5)	(6)	(13)	(15)
Impairment of assets		–	–	(21)	–
Fair value gain on fund unit liability	13	–	16	–	163
Premium on redemption of debt		(4)	–	(4)	–
Mark-to-market gain on economic hedges		31	2	31	10
Interest income		14	2	16	3
Equity income		13	3	26	4
Other		7	12	(1)	8
Other income		145	39	123	308

GAINS ON INVESTMENTS

Gains on investments of $89 million in the second quarter of 2011 resulted from a gain on remeasurement of our previously held 15% equity interest in CTV at the acquisition date. As a result, we reclassified unrealized gains of $89 million from Accumulated other comprehensive loss and to Other income. We used the average cost method to determine the gain.
     A gain of $125 million was realized in the first quarter of 2010 on the sale of certain of our publicly-traded investments for proceeds of approximately $118 million, mainly from our investment in SkyTerra Communications Inc. As a result, we reclassified unrealized gains of $125 million from Other comprehensive loss and to Other income. We used the average cost method to determine the gain.

36  BCE INC.  Q2 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

IMPAIRMENT OF ASSETS

We recognized an impairment charge of $21 million in the first quarter of 2011 relating to our Calgary Westwinds campus that is under a finance lease. The charge was determined by comparing the carrying value of our leasehold interest to its fair value less costs to sell, based on the expected future discounted cash flows using a discount rate of 4.92%. The carrying value of our leasehold interest was $67 million prior to the impairment.

PREMIUM ON REDEMPTION OF DEBT

On May 6, 2011, Bell Aliant Regional Communications Limited Partnership (Bell Aliant LP) redeemed early its 4.72% medium term notes with a principal amount of $300 million, which were due on September 26, 2011, out of a total outstanding principal amount of $405 million. We incurred a $4 million charge for premium costs on early redemption.

Note 8: Earnings Per Share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2011	2010	2011	2010
Net earnings attributable to common shareholders – basic	590	605	1,093	1,311
Dividends declared per common share	0.518	0.435	1.010	0.870
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	776.6	759.7	764.8	762.6
Assumed exercise of stock options(1)	0.5	0.4	0.5	0.3
Weighted average number of common shares outstanding – diluted	777.1	760.1	765.3	762.9
(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share. The number of excluded options was 2,611,792 for both the second quarter and first half of 2011, compared to 3,524,411 and 6,791,911 in the second quarter and first half of 2010, respectively.

Note 9: Debt

ISSUANCES/REDEMPTIONS

On May 19, 2011, Bell Canada issued 3.65% Series M-23 debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on May 19, 2016, and 4.95% Series M-24 debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on May 19, 2021.
     On April 26, 2011, Bell Aliant LP issued 4.88% medium term notes, with a principal amount of $300 million, which mature on April 26, 2018. Net proceeds were used to partially redeem early its 4.72% medium term notes with a principal amount of $300 million.
     On March 16, 2011, Bell Canada issued 4.40% Series M-22 medium term debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 16, 2018.

FUND UNIT LIABILITY

On January 1, 2011, when Bell Aliant changed from an income fund to a corporate structure, the Bell Aliant trust units (fund units) were exchanged one-for-one into common shares. The previous redemption feature attached to the fund units did not transfer to the common shares. As a result, the fund unit liability decreased by $3,060 million, non-controlling interest increased by $331 million, accumulated other comprehensive income increased by $13 million and the deficit decreased by $2,716 million.

BCE INC.  Q2 2011  QUARTERLY REPORT  37

Notes to Consolidated Financial Statements

Note 10: Share Capital

CONVERSION OF PREFERRED SHARES

On May 1, 2011, 370,067 of BCE Inc.’s 10,051,751 Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, on May 1, 2011, 1,159,372 of BCE Inc.’s 3,948,249 Series AH Preferred Shares were converted, on a one-for-one basis, into series AG Preferred Shares. The balance of the Series AG and Series AH Preferred Shares that were not converted remain outstanding.
     For the five-year period beginning on May 1, 2011, the Series AG Preferred Shares will pay a quarterly fixed dividend based on the annual dividend rate of 4.50%. The Series AH Preferred Shares will continue to pay a monthly floating cash dividend. Dividends on both series of preferred shares will be paid as and when declared by the board of directors of BCE Inc.
     On August 1, 2011, 3,245,010 of BCE Inc.’s 14,000,000 Cumulative Redeemable First Preferred Shares, Series AI (Series AI Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AJ (Series AJ Preferred Shares). The balance of the Series AI Preferred Shares that were not converted remain outstanding.
     For the five-year period beginning on August 1, 2011, the Series AI Preferred Shares will pay a quarterly fixed dividend based on the annual dividend rate of 4.15%. The Series AJ Preferred Shares will pay a monthly floating cash dividend. Dividends on both series of preferred shares will be paid as and when declared by the board of directors of BCE Inc.

2010 NORMAL COURSE ISSUER BID (NCIB) PROGRAM

	SIX	TWELVE
	MONTHS	MONTHS
	ENDED	ENDED
	JUNE 30,	DECEMBER 31,
	2010	2010
Common shares repurchased and cancelled (millions)	8.5	16.2
Total cost charged to:
Common shares	144	274
Contributed surplus	10	18
Deficit	96	208
Total	250	500

The 2010 NCIB program was completed in December 2010.

ISSUANCE OF PREFERRED SHARES

On July 5, 2011, BCE Inc. issued 13.8 million Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $345 million.
     For the initial fixed rate period ending on December 30, 2016, the Series AK Preferred Shares will pay, as and when declared by the board of directors of BCE Inc., a quarterly fixed dividend based on an annual dividend rate of 4.15%. The Series AK Preferred Shares will, subject to certain conditions, be convertible at the holder’s option into Cumulative Redeemable First Preferred Shares, Series AL, on December 31, 2016 and on December 31 every five years thereafter.

Note 11: Share-Based Payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2011	2010	2011	2010
Restricted share units (RSUs)	(5)	(21)	(8)	(41)
Employee savings plans (ESPs)	(6)	(9)	(11)	(18)
Deferred unit plan – Bell Aliant	(4)	(2)	(6)	1
Other(1)	(1)	(1)	(2)	(2)
Total share-based payments	(16)	(33)	(27)	(60)
(1)	Includes deferred share units (DSUs) and stock options.

38  BCE INC.  Q2 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

STOCK OPTIONS

		WEIGHTED
		AVERAGE
		EXERCISE
	NUMBER	PRICE
	OF OPTIONS	($)
Outstanding, January 1, 2011	8,491,226	$32
Granted	2,434,653	$36
Exercised(1)	(3,476,725)	$29
Expired	(1,580,627)	$40
Forfeited	(86,281)	$34
Outstanding, June 30, 2011	5,782,246	$33
Exercisable, June 30, 2011	3,367,919	$31
(1)	The weighted average share price for options exercised during the six months ended June 30, 2011 was $37.

Assumptions Used in Stock Option Pricing Model

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2011
Weighted average fair value per option granted	$3.10
Weighted average share price	$35.67
Weighted average exercise price	$35.67
Dividend yield	5.5%
Expected volatility	21%
Risk-free interest rate	2.7%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE Inc.’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.
     The following tables show the change in outstanding RSUs, DSUs and ESPs for the six months ended June 30, 2011.

RSUs

NUMBER
OF RSUs
Outstanding, January 1, 2011	3,956,697
Granted	1,274,984
Dividends credited	116,212
Settled	(3,956,408)
Forfeited	(34,671)
Outstanding, June 30, 2011	1,356,814

DSUs

NUMBER
OF DSUs
Outstanding, January 1, 2011	3,477,365
Issued	249,237
Dividends credited	67,506
Settled	(155,431)
Outstanding, June 30, 2011	3,638,677

BCE INC.  Q2 2011  QUARTERLY REPORT  39

Notes to Consolidated Financial Statements

ESPs

NUMBER
OF ESPs
Unvested contributions, January 1, 2011	360,081
Contributions	350,919
Dividends credited	10,760
Vested	(11,445)
Forfeited	(33,485)
Unvested contributions, June 30, 2011	676,830

Note 12: Employee Benefit Plans

EMPLOYEE BENEFIT PLANS COSTS

We provide pension and other post-employment benefits to most of our employees. These include defined benefits (DB) pension plans, defined contribution (DC) pension plans, other post-employment benefits, such as medical plans, and long-term disability plans. The costs of these plans is tabled below.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2011	2010	2011	2010
DB pension plans	(23)	(50)	(43)	(97)
DC pension plans	(15)	(10)	(31)	(25)
Post-employment benefits	(19)	(19)	(38)	(39)
Long-term disability	(3)	(3)	(6)	(6)
Less:
Capitalized benefit plans cost	11	9	22	18
Net employee benefit plans cost	(49)	(73)	(96)	(149)

Components of DB Plans Cost

	DB PENSION PLANS COST		POST-EMPLOYMENT BENEFITS COST		LONG-TERM DISABILITY COST

FOR THE THREE MONTHS ENDED JUNE 30	2011	2010	2011	2010	2011	2010
Current service cost(1)	(56)	(47)	(1)	(1)	–	–
Interest on obligations	(223)	(223)	(21)	(22)	(3)	(3)
Expected return on plan assets	256	220	3	4	–	–
Employee benefit plans cost	(23)	(50)	(19)	(19)	(3)	(3)
(1)	Current service cost is included in operating costs in the consolidated income statements.

	DB PENSION PLANS COST		POST-EMPLOYMENT BENEFITS COST		LONG-TERM DISABILITY COST

FOR THE SIX MONTHS ENDED JUNE 30	2011	2010	2011	2010	2011	2010
Current service cost(1)	(108)	(92)	(3)	(3)	–	–
Interest on obligations	(441)	(447)	(42)	(43)	(6)	(6)
Expected return on plan assets	506	442	7	7	–	–
Employee benefit plans cost	(43)	(97)	(38)	(39)	(6)	(6)
(1)	Current service cost is included in operating costs in the consolidated income statements.

40  BCE INC.  Q2 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 13: First-time Adoption of IFRS

Our accounting policies presented in Note 3, Significant Accounting Policies to our consolidated financial statements for the first quarter of 2011 have been applied in preparing the financial statements for the three and six months ended June 30, 2011, the comparative information for the three and six months ended June 30, 2010 and the year ended December 31, 2010. The effects of the changeover to IFRS on equity on January 1, 2010 and December 31, 2010, and total comprehensive income for the year ended December 31, 2010, are included in our consolidated financial statements for the first quarter of 2011.
     Prior to January 1, 2010, our consolidated financial statements were prepared in accordance with previous Canadian GAAP.

FIRST-TIME ADOPTION ELECTIONS

Mandatory exceptions

Our accounts receivable securitization program does not qualify for derecognition under IFRS. We have recognized our securitized accounts receivable on a retrospective basis as the information was available at the time of the initial accounting for these transactions. We have applied all of the other mandatory exceptions to full retrospective application as required under IFRS 1.

Elective exemptions

We have chosen the following elective exemptions to full retrospective application as permitted under IFRS 1.

Business Combinations

We have elected not to apply IFRS 3 – Business Combinations retrospectively to business combinations that occurred before the date of changeover.

Employee Benefit Plans

We have elected to charge all of our deferred actuarial gains and losses in our DB pension plans under previous Canadian GAAP to the opening deficit as at January 1, 2010.

Deemed Cost

We have elected to use fair value as deemed cost as at January 1, 2010 for certain items of property, plant and equipment.

RECONCILIATION OF PREVIOUS CANADIAN GAAP TO IFRS

Reconciliation of Equity

Total equity at June 30, 2010 under previous Canadian GAAP is reconciled below to the amounts reported under IFRS. All amounts are after tax.

		AT JUNE 30,
	NOTE	2010
Total equity as reported under previous Canadian GAAP		17,199
Employee benefit plans	a	(3,809)
Depreciation and amortization / Deemed cost	b	(1,400)
Income taxes	c	(312)
Non-controlling interest	d	18
Fund unit liability	e	(1,937)
Other		147
Total equity under IFRS		9,906

BCE INC.  Q2 2011  QUARTERLY REPORT  41

Notes to Consolidated Financial Statements

Reconciliation of Total Comprehensive Income

Total net earnings and comprehensive income for the three and six months ended June 30, 2010 under previous Canadian GAAP are reconciled below to the amounts reported under IFRS.

		THREE	SIX
FOR THE PERIOD ENDED JUNE 30, 2010	NOTE	MONTHS	MONTHS
Net earnings as reported under previous Canadian GAAP		617	1,254
Employee benefit plans	a	(8)	(46)
Depreciation and amortization / Deemed cost	b	17	21
Non-controlling interest	d,e	83	159
Fund unit liability	e	(77)	(22)
Other		(2)	(2)
Net earnings under IFRS		630	1,364

		THREE	SIX
FOR THE PERIOD ENDED JUNE 30, 2010	NOTE	MONTHS	MONTHS
Comprehensive income as previously reported under Canadian GAAP		675	1,182
Change in net earnings		13	110
Actuarial losses on employee benefit plans, net of tax	a	(752)	(1,346)
Non-controlling interest on cash flow hedges		1	2
Comprehensive loss under IFRS		(63)	(52)

Reconciliation of the Statements of Cash Flows

There were no material changes to the statements of cash flows on adoption of IFRS, except for the cash provided by or used in our investment in joint ventures. Under previous Canadian GAAP, increases and decreases in cash and cash equivalents in joint ventures were proportionately consolidated. Under IFRS, we account for joint ventures using the equity method and increases and decreases in cash and cash equivalents are presented in cash from investing activities.

Explanatory Notes

a. Employee Benefit Plans

Under previous Canadian GAAP, we amortized actuarial gains and losses to earnings over employees’ expected average remaining service life (EARSL) using the corridor method relating to our DB pension and other employee future benefit plans. We deducted 10% of the greater of the employee benefit obligation or the market-related value of pension plan assets from the unamortized net actuarial gains or losses on a market-related value basis. Any excess was amortized to earnings on a straight-line basis over EARSL. Past service costs under previous Canadian GAAP also were amortized on a straight-line basis over EARSL.
     Under IFRS, we recognize actuarial gains and losses on a current basis in other comprehensive income as incurred. Vested past service costs are recognized immediately in earnings; unvested past service costs are amortized on a straight-line basis over the vesting period. IFRS also requires that the return on pension plan assets be measured using market values, instead of the market-related values we used under previous Canadian GAAP.
     For the three months ended June 30, 2010, the discount rate declined from 5.9% to 5.6% and the year-to-date actual return on assets was 1.1% compared to an expected annual return of 7.0%. As a result, our employee benefit obligation increased by $1,046 million, net of taxes of $294 million and $752 million was charged to other comprehensive income.
     For the six months ended June 30, 2010, the discount rate declined from 6.4% to 5.6% and the year-to-date actual return on assets was 1.1% compared to an expected annual return of 7.0%. As a result, our employee benefit obligation increased by $1,875 million, net of taxes of $529 million and non-controlling interest of $1 million and $1,346 million was charged to other comprehensive income.
     The decrease in net earnings of $8 million, net of taxes of $1 million, for the three months ended June 30, 2010 and $46 million, net of a tax recovery of $9 million, for the six months ended June 30, 2010 is comprised of an increase in the net employee benefit plans cost due to the valuation of plan assets at market value, partly offset by the exclusion of amortization of actuarial losses as the losses were charged to the opening deficit on changeover to IFRS and the inclusion of pension current service cost in our capitalized labour rates.

42  BCE INC.  Q2 2011  QUARTERLY REPORT

Notes to Consolidated Financial Statements

b. Depreciation and Amortization / Deemed Cost

Under IFRS, we elected, at the date of changeover, to use fair value as deemed cost for certain items of property, plant and equipment.
     Also under IFRS, we depreciate capital assets using the straight-line method over their estimated useful lives and gains and losses on retirement or disposal of assets are included in earnings as incurred.
     As a result of the above adjustments, net earnings increased by $21 million, net of taxes of $17 million, for the three months ended June 30, 2010 and $32 million, net of taxes of $29 million, for the six months ended June 30, 2010.
     Under previous Canadian GAAP, we depreciated most of our wireline assets using the group method of depreciation. When we retired or disposed of assets in the ordinary course of business, we charged the gain or loss to accumulated depreciation.
     For the three months ended June 30, 2010 and six months ended June 30, 2010, losses on disposal resulted in decreases in net earnings of $4 million, net of a tax recovery of $1 million, and $11 million, net of a tax recovery of $3 million, respectively.

c. Income Taxes

At June 30, 2010, the difference in the inclusion rate for temporary differences related to certain intangible assets resulted in an increase in our deferred tax liabilities and a decrease in equity of $312 million.

d. Non-Controlling Interest

Under previous Canadian GAAP, non-controlling interest was presented as a separate component between liabilities and equity in the statements of financial position and as a component of net earnings in the income statements.
     Under IFRS, non-controlling interest is presented as a separate component within equity in the statements of financial position and is not included as part of net earnings in the income statements.

e. Fund Unit Liability

Under previous Canadian GAAP, the 55.9% of fund units that were publicly held were accounted for as equity. They were presented as non-controlling interest in our financial statements, and were measured at the pro-rata share of net assets of Bell Aliant.
     Under IFRS, fund units held by the public that have a feature that allows the holder to redeem the instrument for cash or another financial asset at the holder’s option are presented as a liability and recorded at fair value with changes in fair value recorded in net earnings.
     For the three months ended June 30, 2010, interest on the fund unit liability, which represents distributions paid to the public unit holders, was $93 million, the fair value gain was $16 million and previously reported non-controlling interest decreased by $83 million, which resulted in an increase in net earnings of $6 million.
     For the six months ended June 30, 2010, interest on the fund unit liability, which represents distributions paid to the public unit holders, was $185 million, the fair value gain was $163 million and previously reported non-controlling interest decreased by $159 million, which resulted in an increase in net earnings of $137 million.

f. Joint Venture Interests

Under previous Canadian GAAP, we accounted for our interests in joint ventures using the proportionate consolidation method. Under this method, we recorded our pro-rata share of the assets and liabilities, revenues and expenses, and cash flows of our joint ventures. Under IFRS, we use the equity method to account for our joint venture interests.

BCE INC.  Q2 2011  QUARTERLY REPORT  43

This document has been filed by BCE Inc.
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the U.S. Securities and Exchange Commission.
It can be found on BCE Inc.’s website at www.bce.ca,
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www.sec.gov or is available upon request from:

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